SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2019 to September 30, 2019)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Consolidated subsidiaries

	(As of September 30, 2019)
Domestic	Overseas	Total
38	75	113

5. Major changes in management

On March 4, 2019, Mr. Kim, Sung-Arm was appointed as a standing director in replacement of Mr. Moon, Bong-Soo, whose term of office expired.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividends for fiscal year of 2018. Dividend payments for fiscal year 2017 and 2016 were Won 790 and Won 1,980 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a nine-month period ended September 30, 2019 and 2018

	(In billions of Won)
	January to September 2018		January to September 2019
	Sales	Operating profit	Sales	Operating profit
Electricity sales	45,139	-1,399	44,172	-1,479
Nuclear generation	6,307	735	6,629	779
Thermal generation	19,508	1,103	18,390	826
Others(*)	2,469	273	2,501	248
Subtotal	73,423	712	71,692	374
Adjustment for related-party transactions	-27,970	-132	-27,460	-63

Total	45,453	580	44,232	311

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2. Changes in unit prices of major products

				(In Won per kWh)
Business sector		Company	January to September 2018	January to September 2019
Electricity sold	Residential	KEPCO	108.05	105.44
	Commercial		129.98	130.81
	Educational		105.05	104.93
	Industrial		106.30	106.29
	Agricultural		47.64	47.90
	Street lighting		115.89	115.98
	Overnight usage		67.33	66.83
Electricity from nuclear generation	Nuclear Generation	KHNP	63.61	58.02
Electricity from thermal generation	Thermal generation	KOSEP	94.27	93.42
		KOMIPO	94.00	103.20
		KOWEPO	96.40	99.62
		KOSPO	98.52	103.65
		EWP	98.01	98.46

3. Power purchase from generation companies for a nine-month period ended September 30, 2019

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	111,857	6,483
KOSEP	45,035	3,956
KOMIPO	30,355	3,130
KOWEPO	31,995	3,184
KOSPO	38,031	3,946
EWP	36,884	3,631
Others	112,753	12,725

Total	406,910	37,055

•	Based on preliminary estimates and excluding expense related to the renewable portfolio standard and carbon emissions.

4. Intellectual property as of September 30, 2019

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	2,355	258	62	78	106	47	2,906
Generation subsidiaries	2,560	377	115	44	139	23	3,258

Total	4,915	635	177	122	245	70	6,164

III. Financial Information

1.	Condensed consolidated financial results as of and for a nine-month period ended September 30, 2018 and 2019

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2018	January to September 2019	Change (%)		December 31, 2018	September 30, 2019	Change (%)
Sales	45,453	44,232	-2.7	Total assets	185,249	193,875	4.7
Operating profit	580	311	-46.5	Total liabilities	114,156	123,850	8.5
Net income	-432	-932	-115.9	Total equity	71,093	70,025	-1.5

2.	Condensed separate financial results as of and for a nine-month period ended September 30, 2018 and 2019

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to September 2018	January to September 2019	Change (%)		December 31, 2018	September 30, 2019	Change (%)
Sales	45,139	44,172	-2.1	Total assets	107,486	107,674	0.2
Operating profit	-1,399	-1,479	-5.7	Total liabilities	53,404	55,232	3.4
Net income	-544	-1,527	-180.9	Total equity	54,082	52,442	-3.0

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a nine-month period ended September 30, 2019

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
10	31	24	7

*	The audit committee held 8 meetings with 35 agendas (of which, 21 were approved as proposed and 14 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Approved as proposed	Resolution

February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	Approved as proposed	Resolution
	Approval of amendment to the regulations on internal control over financial reporting	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2018	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2018	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report

	Report on audit results for 2018	Accepted as reported	Report

March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution

Date	Agenda	Results	Type
April 12, 2019	Approval of personnel increase	Approved as proposed	Resolution
	Approval of amendment to the Rules on Employment	Approved as proposed	Resolution
	Approval of amendment to the Regulations for Employee Remuneration and Welfare	Approved as proposed	Resolution

May 17, 2019	Approval of amendment to the construction plan of the flagship electronic vehicles charging station	Approved as proposed	Resolution

	Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	Approved as proposed	Resolution

	Report on audit results for the first quarter of 2019	Accepted as reported	Report

June 21, 2019	Approval of amendment to the Electricity Usage Agreement	Deferred	Resolution
	Approval of amendment to the Regulations Concerning the Board of Directors	Approved as proposed	Resolution
	Approval of the mid-to-long term financial management plan (2019-2023)	Approved as proposed	Resolution
	Approval of the safety management plan of 2019	Approved as proposed	Resolution
	Approval to consign contract administration of ICT Planning Department to Public Procurement Service	Approved as proposed	Resolution

June 28, 2019	Approval of amendment to the Electricity Usage Agreement	Approved as proposed	Resolution

	Approval of amendment to the electricity tariff system	Approved as proposed	Resolution

July 19, 2019	Approval of donation of KEPCO Energy Park exhibition	Approved as proposed	Resolution
	Approval of contribution to solar power project in Mexico	Approved as proposed	Resolution

August 8, 2019	Approval of establishment of and contribution to KEPCO Tech University	Approved as proposed	Resolution

August 22, 2019	Approval of deliberation on former executive’s violation of job integrity agreement	Approved as proposed	Resolution
	Report on audit results for the second quarter of 2019	Accepted as reported	Report
	Report on financial statements for the first half of 2019	Accepted as reported	Report

*	The agenda for the proposed approval of amendment to the Electricity Usage Agreement on June 21, 2019 was deferred, as the directors requested to have further discussion on this matter.

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Chang- Joon	Yang, Bong- Ryull	Kim, Jwa- Kwan	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Kim, Tai- Yoo
January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	Absent	For	For	Absent	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	For	For	Absent	For	For	Absent	For	For

February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	For	For	For	For	For	For	For	For

	Approval of amendment to the regulations on internal control over financial reporting	For	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2018	For	For	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2019	For	For	For	For	For	For	For	For

	Report on the annual management of commercial papers in 2018			Agenda for Report

	Report on internal control over financial reporting for the fiscal year 2018			Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2018			Agenda for Report

	Report on audit results for 2018			Agenda for Report

March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	For	For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For

Date	Agenda	Kim, Chang- Joon	Yang, Bong- Ryull	Kim, Jwa- Kwan	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Kim, Tai- Yoo
April 12, 2019	Approval of personnel increase	For	For	For	For	For	For	For	For
	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For	For
	Approval of amendment to the Regulations for Employee Remuneration and Welfare	For	For	For	For	For	For	For	For

May 17, 2019	Approval of amendment to the construction plan of the flagship electronic vehicles charging station	For	For	For	For	For	For	For	For
	Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	For	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2019			Agenda for Report

June 21, 2019	Approval of amendment to the Electricity Usage Agreement	deferred	deferred	deferred	deferred	deferred	deferred	deferred	deferred
	Approval of amendment to the Regulations Concerning the Board of Directors	For	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2019-2023)	For	For	For	For	For	For	For	For
	Approval of the safety management plan of 2019	For	For	For	For	For	For	For	For
	Approval to consign contract administration of ICT Planning Department to Public Procurement Service	For	For	For	For	For	For	For	For

June 28, 2019	Approval of amendment to the Electricity Usage Agreement	—	—	—	—	—	—	—	—
	Approval of amendment to the electricity tariff system	For	For	For	For	For	For	For	For

July 19, 2019	Approval of donation of KEPCO Energy Park exhibition	For	For	For	For	For	For	For	Absent
	Approval of contribution to solar power project in Mexico	For	For	For	For	For	For	For	Absent

August 8, 2019	Approval of establishment of and contribution to KEPCO Tech University	For	For	For	For	For	For	For	Absent

August 22, 2019	Approval of deliberation on former executive’s violation of job integrity agreement	Absent	For	For	For	For	For	For	Absent
	Report on audit results for the second quarter of 2019			Agenda for Report
	Report on financial statements for the first half of 2019			Agenda for Report

	Attendance Rate	90%	100%	90%	100%	100%	90%	100%	70%

*

Individual director’s vote results regarding the proposed approval of amendment to the Electricity Usage Agreement on June 28, 2019 is not disclosed, pending confirmation of the facts regarding a criminal complaint and a derivative lawsuit by the minority shareholders of KEPCO, alleging breach of fiduciary duty with respect to KEPCO’s amendment to the electricity tariff system.

5. Attendance Status of Standing directors

Date	Agenda	JongKap KIM	Lee, Jung- Hee	Kim, Hoe- Chun	Kim, Dong- Sub	Park, Hyung- Duck	Lim, Hyun- Seung	Kim, Sung- Arm
January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Absent	For	For	For	For	Absent
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Absent	For	For	For	For	Absent

February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	For	For	For	For	For	For

	Approval of amendment to the regulations on internal control over financial reporting	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2018	For	For	For	For	For	For	Before Appointment

	Approval of the maximum aggregate amount of remuneration for directors in 2019	For	For	For	For	For	For

	Report on the annual management of commercial papers in 2018			Agenda for Report

	Report on internal control over financial reporting for the fiscal year 2018			Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2018			Agenda for Report

	Report on audit results for 2018			Agenda for Report

Date	Agenda	JongKap KIM	Lee, Jung- Hee	Kim, Hoe- Chun	Kim, Dong- Sub	Park, Hyung- Duck	Lim, Hyun- Seung	Kim, Sung- Arm
March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	For	For	For	For	For	For	Absent
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	Absent

April 12, 2019	Approval of personnel increase	For	For	For	For	For	For	For
	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For
	Approval of amendment to the Regulations for Employee Remuneration and Welfare	For	For	For	For	For	For	For

May 17, 2019	Approval of amendment to the construction plan of the flagship electronic vehicles charging station	For	For	For	For	For	For	For
	Approval of liquidation of Ulleungdo Natural Energy Co., Ltd.	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2019			Agenda for Report

June 21, 2019	Approval of amendment to the Electricity Usage Agreement	deferred	deferred	deferred	deferred	deferred	deferred	deferred
	Approval of amendment to the Regulations Concerning the Board of Directors	For	For	For	For	For	For	For
	Approval of the mid-to-long term financial management plan (2019-2023)	For	For	For	For	For	For	For
	Approval of the safety management plan of 2019	For	For	For	For	For	For	For
	Approval to consign contract administration of ICT Planning Department to Public Procurement Service	For	For	For	For	For	For	For

June 28, 2019	Approval of amendment to the Electricity Usage Agreement	—	—	—	—	—	—	—
	Approval of amendment to the electricity tariff system	For	For	For	For	For	For	For

July 19, 2019	Approval of donation of KEPCO Energy Park exhibition	For	For	For	For	For	For	For
	Approval of contribution to solar power project in Mexico	For	For	For	For	For	For	For

August 8, 2019	Approval of establishment of and contribution to KEPCO Tech University	For	For	For	For	For	For	For

August 22, 2019	Approval of deliberation on former executive’s violation of job integrity agreement	For	For	For	For	For	For	For
	Report on audit results for the second quarter of 2019			Agenda for Report
	Report on financial statements for the first half of 2019			Agenda for Report

	Attendance Rate	90%	100%	100%	100%	100%	90%	87.5%

*

Individual director’s vote results regarding the proposed approval of amendment to the Electricity Usage Agreement on June 28, 2019 is not disclosed, pending confirmation of the facts regarding a criminal complaint and a derivative lawsuit by the minority shareholders of KEPCO, alleging breach of fiduciary duty with respect to KEPCO’s amendment to the electricity tariff system.

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 18, 2019	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

February 22, 2019	Approval of amendment to the guidelines for the handling of whistleblowing report and protection of whistleblowers	Approved as proposed	Resolution

	Approval of Audit plans for 2019	Approved as proposed	Resolution

	Approval of amendment to the regulations on internal control over financial reporting	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report

	Report on the evaluation on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report

	Report on audit results for fiscal year 2018	Accepted as reported	Report

	Report on education plans for auditors in 2019	Accepted as reported	Report

Date	Agenda	Results	Type
March 15, 2019	Approval of investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of amendment to guidelines for internal audit regulations and guideline for practice for KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the consolidated and separate financial statements for the fiscal year 2018	Accepted as reported	Report

April 12, 2019	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Report on the Form 20-F for the fiscal year 2018 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report

	Auditor’s report for the fiscal year 2018 in accordance with U.S. accounting principles	Accepted as reported	Report

May 17, 2019	Approval of amendment to the guidelines for disciplinary actions	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on the new accounting policy according to the amendments of IFRS16 Leases	Accepted as reported	Report
	Report on audit results for the first quarter of 2019	Accepted as reported	Report
	Auditor’s review report for the first quarter of 2019	Accepted as reported	Report

Date	Agenda	Results	Type
June 21, 2019	Approval of amendment to the guidelines for immunity of proactive performance	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for the fiscal year 2019	Accepted as reported	Report

August 22, 2019	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Approval of countermeasures for a lawsuit by the minority shareholders of KEPCO	Approved as proposed	Resolution

	Amendments to Code of Conduct	Approved as proposed	Resolution

	Independent Auditor’s review report for the first half of 2019	Accepted as reported	Report

	Report for deliberation on former executive’s violation of job integrity agreement	Accepted as reported	Report

	Report on audit results for the second quarter of 2019	Accepted as reported	Report

October 22, 2019	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Amendments to internal audit regulations	Approved as proposed	Resolution

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company ad takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee
January 18, 2019	Approval of appointment of independent auditors of subsidiaries	For	For	For
February 22, 2019	Approval of amendments to the guidelines for the handling of whistleblowing report and protection of whistleblowers	For	For	For
	Approval of Audit plans for 2019	For	For	For
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	For	For	For
	Report on internal control over financial reporting for the fiscal year 2018	For	For	For
	Report on the evaluation on internal control over financial reporting for the fiscal year 2018	For	For	For
	Report on the audit result for fiscal year 2018	For	For	For
	Report on education plans for auditors in 2019	For	For	For

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee
March 15, 2019	Approval of investigation result on the agendas for the annual general meeting of shareholders	For	For	For
	Approval of auditor’s report for the annual general meeting of shareholders	For	For	For
	Approval of amendments to guidelines for internal audit regulations and guideline for practice for KEPCO executives and staff members	For	For	For
	Approval of appointment of independent auditors of subsidiaries	For	For	For
	Report on the auditing results by the independent auditor for the consolidated and separate financial statements for the fiscal year 2018	For	For	For
April 12, 2019	Approval of appointment of independent auditors of subsidiaries	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Report on the Form 20-F for the fiscal year 2018 to be filed with the U.S. Securities and Exchange Commission	For	For	For
	Auditor’s report for the fiscal year 2018 in accordance with U.S. accounting principles	For	For	For
May 17, 2019	Approval of amendment to the guidelines for disciplinary actions	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Report on the new accounting policy according to the amendments of IFRS16 Leases	For	For	For
	Report on audit results for the first quarter of 2019	For	For	For
	Auditor’s review report for the first quarter of 2019	For	For	For
June 21, 2019	Approval of amendment to the guidelines for immunity of proactive performance	For	Absent	For
	Independent auditor’s report on the audit plans for the fiscal year 2019	For	Absent	For
August 22, 2019	Approval of appointment of independent auditors of subsidiaries	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Approval of countermeasures for a lawsuit by the minority shareholders of KEPCO	For	For	For
	Amendments to Code of Conduct	For	For	For
	Independent Auditor’s review report for the first half of 2019	For	For	For
	Report for deliberation on former executive’s violation of job integrity agreement	For	For	For
	Report on audit results for the second quarter of 2019	For	For	For
October 22, 2019	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Amendments to internal audit regulations	For	For	For
	Attendance Rate	100%	87.5%	100%

V. Shareholders

1. List of shareholders as of February 7, 2019

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	46,063,396	7.18
Public (Non-Koreans)	Common Shares	1,215	151,719,934	23.63
	American depositary shares (ADS)	1	28,144,998	4.39
	Public (Koreans)	416,981	87,958,691	13.70

	Total	418,200	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a nine-month period ended September 30, 2019 (KEPCO Only)

1. Directors

					(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	859,261	143,210	Excluding the members of Audit Committee
Non-standing director		6	130,725	22,157
Member of Audit Committee	Standing director	1	125,216	125,216
	Non-standing director	2	45,000	22,500

Total		15	1,160,202	77,347

2. Employees

					(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	17,781	90	17,871	16.1	1,181,651,412	66,121
Female	4,664	68	4,732	12.9	238,915,363	50,489

Total	22,445	158	22,603	15.4	1,420,566,775	62,849

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a nine-month period ended September 30, 2019

Type	Agenda	Results
Extraordinary General Meeting held on March 4, 2019	Election of a Standing Director	Approved as proposed
	Approval of financial statements for the fiscal year 2018	Approved as proposed

Annual General Meeting held on March 22, 2019	Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed

2. Pending legal proceedings as of September 30, 2019

		(In billions of Won)
Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	607	640
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	197	811

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: December 5, 2019

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(With Independent Auditor’s Review Report Thereon)

1

2

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Report on Review of Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the consolidated interim statements of financial position as of September 30, 2019, the consolidated interim statements of comprehensive income (loss) for the three and nine-month period ended September 30, 2019, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the nine-month period ended September 30, 2019 and the notes to the accompanying consolidated interim financial statement, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea (“KGAAS”) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matters

The consolidated interim statements of comprehensive income for the three and nine-month periods ended September 30, 2018, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the nine-month period ended September 30, 2018, prepared in accordance with KIFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated November 14, 2018 expressed an unqualified review conclusion.

Moreover, the consolidated statement of financial position as of December 31, 2018, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KGAAS (not presented herein), whose report dated March 11, 2019 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2018 presented for comparative purpose is not different, in all material respects, from the above audited consolidated statement of financial position.

November 14, 2019

This review report is effective as of November 14, 2019, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modification to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(Unaudited)

In millions of won	Note	September 30, 2019		December 31, 2018
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	1,545,605	1,358,345
Current financial assets, net	5,6,9,11,12,13,45		4,429,372	2,359,895
Trade and other receivables, net	5,8,15,21,45,46,47		6,799,465	7,793,592
Inventories, net	14		6,662,877	7,188,253
Income tax refund receivables			52,130	143,214
Current non-financial assets	16		1,031,157	878,888
Assets held-for-sale	17,42		36,715	22,881

Total current assets			20,557,321	19,745,068

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45		2,750,193	2,113,613
Non-current trade and other receivables, net	5,8,15,45,46,47		1,982,026	1,819,845
Property, plant and equipment, net	19,25,28,49		159,908,627	152,743,194
Investment properties, net	20,28		167,881	159,559
Goodwill	17		2,582	2,582
Intangible assets other than goodwill, net	22,28,46		995,702	1,225,942
Investments in associates	4,18		4,086,679	4,064,820
Investments in joint ventures	4,18		1,913,146	1,813,525
Deferred tax assets			1,345,483	1,233,761
Non-current non-financial assets	16		165,399	327,152

Total non-current assets			173,317,718	165,503,993

Total Assets	4	~~W~~	193,875,039	185,249,061

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2019 and December 31, 2018

(Unaudited)

In millions of won	Note	September 30, 2019		December 31, 2018
Liabilities
Current liabilities
Trade and other payables, net	5,23,25,45,47	~~W~~	5,357,575	6,405,395
Current financial liabilities, net	5,12,24,45,47		10,282,946	7,981,879
Income tax payables			223,495	285,420
Current non-financial liabilities	21,29,30		6,339,487	5,574,041
Current provisions	27,45		1,981,347	1,594,798

Total current liabilities			24,184,850	21,841,533

Non-current liabilities
Non-current trade and other payables, net	5,23,25,45,47		7,135,862	2,941,696
Non-current financial liabilities, net	5,12,24,45,47		55,908,606	53,364,911
Non-current non-financial liabilities	29,30		8,593,186	8,160,033
Employee benefits liabilities, net	26,45		2,318,565	1,645,069
Deferred tax liabilities			8,959,717	9,617,309
Non-current provisions	27,45		16,749,708	16,585,748

Total non-current liabilities			99,665,644	92,314,766

Total Liabilities	4	~~W~~	123,850,494	114,156,299

Equity
Contributed capital	1,31,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	32
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,785,425	35,906,267
Unappropriated retained earnings			13,889,386	14,007,942

			50,279,721	51,519,119

Other components of equity	34
Other capital surplus			1,226,578	1,234,825
Accumulated other comprehensive loss			(224,360)	(358,570)
Other equity			13,294,973	13,294,973

			14,297,191	14,171,228

Equity attributable to owners of the controlling company			68,630,490	69,743,925
Non-controlling interests	17, 33		1,394,055	1,348,837

Total Equity		~~W~~	70,024,545	71,092,762

Total Liabilities and Equity		~~W~~	193,875,039	185,249,061

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

In millions of won, except per share information		September 30, 2019			September 30, 2018
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Sales	4,35,45,47
Sales of goods		~~W~~	15,403,628	42,709,508	15,794,339	43,507,145
Sales of services			91,174	271,591	116,530	263,812
Sales of construction services	21		268,409	812,124	357,067	1,231,661
Revenue related to transfer of assets from customers			149,074	438,440	141,908	450,429

			15,912,285	44,231,663	16,409,844	45,453,047

Cost of sales	14,26,43,47
Cost of sales of goods			(13,592,540)	(40,777,212)	(13,937,633)	(41,502,856)
Cost of sales of services			(233,813)	(519,036)	(130,643)	(364,732)
Cost of sales of construction services			(242,919)	(737,290)	(333,997)	(1,138,468)

			(14,069,272)	(42,033,538)	(14,402,273)	(43,006,056)

Gross profit			1,843,013	2,198,125	2,007,571	2,446,991

Selling and administrative expenses	26,36,43,47		(603,747)	(1,887,399)	(612,356)	(1,866,507)

Operating profit	4		1,239,266	310,726	1,395,215	580,484

Other non-operating income	37		146,520	317,677	81,274	259,923

Other non-operating expense	37		(27,566)	(78,704)	(20,912)	(118,434)

Other gains (losses), net	38		(414,139)	(482,815)	83,063	(548,206)

Finance income	5,12,39		501,302	1,150,828	198,407	627,161

Finance expenses	5,12,40		(1,122,317)	(2,637,285)	(634,402)	(1,932,660)

Profit (loss) related to associates, joint ventures and subsidiaries	4,18
Share in profit of associates and joint ventures			4,687	271,571	24,068	376,696
Gain on disposal of investments in associates and joint ventures			—	7,131	—	—
Gain on disposal of investments in subsidiaries			—	—	—	3
Share in loss of associates and joint ventures			(19,082)	(98,141)	(15,430)	(93,930)
Loss on disposal of investments in associates and joint ventures			(2,086)	(156)	(2,538)	(4,722)

			(16,481)	180,405	6,100	278,047

Profit (loss) before income tax			306,585	(1,239,168)	1,108,745	(853,685)

Income tax benefit (expense)	41		(65,504)	306,915	(371,455)	421,917

Profit (loss) for the period		~~W~~	241,081	(932,253)	737,290	(431,768)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

In millions of won, except per share information		September 30, 2019			September 30, 2018
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other comprehensive income (loss)	5,12,26,32,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	26,32	~~W~~	(52,860)	(238,882)	(29,003)	(85,544)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	32		(39)	(487)	(385)	8,523
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	34		(8,434)	(8,897)	8,028	1,483
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,34		(5,494)	9,062	7,758	(27,031)
Foreign currency translation of foreign operations, net of tax	34		62,216	122,494	(23,649)	12,679
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		5,548	41,252	(22,558)	71,401

Other comprehensive income (loss), net of tax			937	(75,458)	(59,809)	(18,489)

Total comprehensive income (loss) for the period		~~W~~	242,018	(1,007,711)	677,481	(450,257)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	222,789	(1,012,555)	708,582	(517,907)
Non-controlling interests			18,292	80,302	28,708	86,139

		~~W~~	241,081	(932,253)	737,290	(431,768)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	211,643	(1,105,189)	654,362	(542,490)
Non-controlling interests			30,375	97,478	23,119	92,233

		~~W~~	242,018	(1,007,711)	677,481	(450,257)

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		~~W~~	347	(1,577)	1,104	(807)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(517,907)	—	(517,907)	86,139	(431,768)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(77,750)	—	(77,750)	(7,794)	(85,544)
Share in other comprehensive income of associates and joint ventures, net of tax		—	8,514	—	8,514	9	8,523
Net change in fair value of financial assets at fair value through other comprehensive income		—	—	1,482	1,482	1	1,483
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(27,275)	(27,275)	244	(27,031)
Foreign currency translation of foreign operations, net of tax		—	—	(954)	(954)	13,633	12,679
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	71,400	71,400	1	71,401
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(67,353)	(574,505)
Issuance of shares of capital by subsidiaries and others		—	—	22	22	10,392	10,414
Changes in consolidation scope		—	—	—	—	2,046	2,046
Dividends paid (hybrid bond)		—	—	—	—	(10,039)	(10,039)

Balance at September 30, 2018	~~W~~	4,053,578	52,348,191	14,225,133	70,626,902	1,310,475	71,937,377

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(1,012,555)	—	(1,012,555)	80,302	(932,253)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(225,516)	—	(225,516)	(13,366)	(238,882)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(487)	—	(487)	—	(487)
Net change in fair value of financial assets at fair value through other comprehensive loss		—	—	(8,897)	(8,897)	—	(8,897)
Others		—	(840)	840	—	—	—
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	8,775	8,775	287	9,062
Foreign currency translation of foreign operations, net of tax		—	—	92,244	92,244	30,250	122,494
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	41,247	41,247	5	41,252
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(82,552)	(82,552)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	18,186	18,186
Transactions between consolidated entities		—	—	(8,246)	(8,246)	2,806	(5,440)
Changes in consolidation scope		—	—	—	—	18,968	18,968
Dividends paid (hybrid bond)		—	—	—	—	(10,039)	(10,039)
Others		—	—	—	—	371	371

Balance at September 30, 2019	~~W~~	4,053,578	50,279,721	14,297,191	68,630,490	1,394,055	70,024,545

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

In millions of won	September 30, 2019		September 30, 2018
Cash flows from operating activities
Loss for the period	~~W~~	(932,253)	(431,768)

Adjustments for:
Income tax benefit		(306,915)	(421,917)
Depreciation		7,988,982	7,462,754
Amortization		115,614	86,932
Employee benefits expense		294,755	263,171
Bad debt expense (reversal)		(8,136)	30,217
Interest expense		1,537,845	1,407,191
Loss on disposal of financial assets		490	—
Loss on disposal of property, plant and equipment		43,287	27,874
Loss on abandonment of property, plant and equipment		257,569	371,129
Loss on impairment of property, plant and equipment		37,152	701,317
Loss on impairment of intangible assets		513,519	—
Loss on disposal of intangible assets		28	23
Increase to provisions		365,800	666,152
Loss on foreign currency translation, net		838,889	273,723
Gain on valuation of financial assets at fair value through profit or loss		(9,161)	(9,222)
Loss on valuation of financial assets at fair value through profit or loss		1,442	4,242
Valuation and transaction gain on derivative instruments, net		(704,830)	(202,721)
Share in income of associates and joint ventures, net		(173,429)	(282,766)
Gain on disposal of financial assets		(2,584)	(755)
Gain on disposal of property, plant and equipment		(35,765)	(91,132)
Gain on disposal of intangible assets		(206)	(11)
Gain on disposal of associates and joint ventures		(7,131)	—
Loss on disposal of associates and joint ventures		156	4,722
Gain on disposal of subsidiaries		—	(3)
Interest income		(195,998)	(175,004)
Dividends income		(6,002)	(11,811)
Others, net		302,596	9,783

		10,847,967	10,113,888

Changes in:
Trade receivables		1,119,726	1,021,407
Non-trade receivables		197,790	408,108
Accrued income		898,666	567,421
Other receivables		66,706	(770)
Other current assets		(173,524)	(384,581)
Inventories		(349,263)	(1,037,621)
Other non-current assets		(535,919)	(86,162)
Trade payables		(1,409,167)	(409,559)
Non-trade payables		(123,249)	(331,637)
Accrued expenses		(885,076)	(714,908)
Other payables		(1,274)	—
Other current liabilities		1,050,488	747,259
Other non-current liabilities		427,797	227,709
Investments in associates and joint ventures (dividends received)		167,018	122,164
Provisions		(1,329,940)	(1,108,053)
Payments of employee benefit obligations		(42,722)	(57,652)
Plan assets		(9,564)	(11,547)

	~~W~~	(931,507)	(1,048,422)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

In millions of won	September 30, 2019		September 30, 2018
Cash generated from operating activities	~~W~~	8,984,207	8,633,698
Dividends received (available-for-sale financial assets)		4,431	10,518
Interest paid		(1,546,746)	(1,351,612)
Interest received		116,014	125,012
Income taxes paid		(326,135)	(440,884)

Net cash from operating activities		7,231,771	6,976,732

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		—	1,604
Acquisition of associates and joint ventures		(67,268)	(253,880)
Proceeds from disposals of property, plant and equipment		255,846	212,338
Acquisition of property, plant and equipment		(8,549,004)	(9,166,460)
Proceeds from disposals of intangible assets		7,421	11
Acquisition of intangible assets		(143,125)	(67,652)
Proceeds from disposals of financial assets		1,641,588	1,335,392
Acquisition of financial assets		(3,719,145)	(3,868,179)
Increase in loans		(195,468)	(120,260)
Collection of loans		119,043	81,730
Increase in deposits		(201,674)	(412,960)
Decrease in deposits		202,955	180,050
Proceeds from disposals of assets held-for-sale		1,562	17,316
Receipt of government grants		11,214	23,250
Net cash inflow from changes in consolidation scope		(2,820)	2,031
Other cash outflow from investing activities, net		(97,167)	(39,036)

Net cash used in investing activities		(10,736,042)	(12,074,705)

Cash flows from financing activities
Proceeds from short-term borrowings, net		634,535	377,007
Proceeds from long-term borrowings and debt securities		8,608,168	11,330,658
Repayment of long-term borrowings and debt securities		(5,164,783)	(5,377,108)
Payment of lease liabilities		(405,881)	(117,572)
Settlement of derivative instruments, net		106,224	8,405
Change in non-controlling interest		12,346	9,362
Dividends paid (hybrid bond)		(10,039)	(13,244)
Dividends paid		(84,526)	(574,505)
Other cash outflow from financing activities, net		—	(87)

Net cash from financing activities		3,696,044	5,642,916

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		191,773	544,943

Effect of exchange rate fluctuations on cash held		(4,513)	10,365

Net increase in cash and cash equivalents		187,260	555,308

Cash and cash equivalents at January 1		1,358,345	2,369,739

Cash and cash equivalents at September 30	~~W~~	1,545,605	2,925,047

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2019, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 179,864,932 shares (28.02%) as of the most recent closing date of Register of Shareholders (February 7, 2019).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and its subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 26).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of September 30, 2019 and 2018 are ~~W~~1,263,640 million and ~~W~~1,131,690 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(5)	Changes in accounting policies

(i)	KIFRS 1116 ‘Leases’

KIFRS 1116 replaces existing leases guidance, including KIFRS 1017 ‘Lease’, KIFRS 2104 ‘Determining whether an Arrangement contains a Lease’, KIFRS 2015 ‘Operating Leases – Incentives’ and KIFRS 2027 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under KIFRS 1116 is substantially unchanged from KIFRS 1017. Lessors will continue to classify leases as either operating or finance leases using similar principles as in KIFRS 1017.

The Group adopted KIFRS 1116 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘leases of low-value assets’).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The impacts on the Group’s consolidated statements of financial position on the date of initial application (January 1, 2019) are as follows:

In millions of won	Original carrying amount under KIFRS 1017		Adjustment	New carrying amount under KIFRS 1116
Assets
Current assets
Cash and cash equivalents	~~W~~	1,358,345	—	1,358,345
Current financial assets, net		2,359,895	—	2,359,895
Trade and other receivables, net		7,793,592	—	7,793,592
Inventories, net		7,188,253	—	7,188,253
Income tax refund receivables		143,214	—	143,214
Current non-financial assets		878,888	(3,018)	875,870
Assets held-for-sale		22,881	—	22,881

Total current assets		19,745,068	(3,018)	19,742,050

Non-current assets
Non-current financial assets, net		2,113,613	—	2,113,613
Non-current trade and other receivables, net		1,819,845	(9)	1,819,836
Property, plant and equipment, net		152,743,194	4,588,543	157,331,737
Investment properties, net		159,559	—	159,559
Goodwill		2,582	—	2,582
Intangible assets other than goodwill, net		1,225,942	—	1,225,942
Investments in associates		4,064,820	—	4,064,820
Investments in joint ventures		1,813,525	—	1,813,525
Deferred tax assets		1,233,761	—	1,233,761
Non-current non-financial assets		327,152	(1,327)	325,825

Total non-current assets		165,503,993	4,587,207	170,091,200

Total Assets	~~W~~	185,249,061	4,584,189	189,833,250

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In millions of won	Original carrying amount under KIFRS 1017		Adjustment	New carrying amount under KIFRS 1116
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	6,405,395	506,968	6,912,363
Current financial liabilities, net		7,981,879	—	7,981,879
Income tax payables		285,420	—	285,420
Current non-financial liabilities		5,574,041	—	5,574,041
Current provisions		1,594,798	—	1,594,798

Total current liabilities		21,841,533	506,968	22,348,501

Non-current liabilities
Non-current trade and other payables, net		2,941,696	4,077,221	7,018,917
Non-current financial liabilities, net		53,364,911	—	53,364,911
Non-current non-financial liabilities		8,160,033	—	8,160,033
Employee benefits liabilities, net		1,645,069	—	1,645,069
Deferred tax liabilities		9,617,309	—	9,617,309
Non-current provisions		16,585,748	—	16,585,748

Total non-current liabilities		92,314,766	4,077,221	96,391,987

Total Liabilities	~~W~~	114,156,299	4,584,189	118,740,488

Equity
Contributed capital	~~W~~	4,053,578	—	4,053,578
Retained earnings		51,519,119	—	51,519,119
Other components of equity		14,171,228	—	14,171,228

Equity attributable to owners of the controlling company		69,743,925	—	69,743,925
Non-controlling interests		1,348,837	—	1,348,837

Total Equity	~~W~~	71,092,762	—	71,092,762

Total Liabilities and Equity	~~W~~	185,249,061	4,584,189	189,833,250

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Before adoption of KIFRS 1116, the Group, as a lessee, classified a lease contract as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise as an operating lease. Upon adoption of KIFRS 1116, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

•	Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under KIFRS 1017). The requirements of KIFRS 1116 was applied to these leases from 1 January 2019.

•	Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The incremental borrowing rate as a lessee at the date of initial application is 1.81% ~ 3.16%.

The Group also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

As of September 30, 2019, the Group is reviewing the applicability of KIFRS 1116 regarding subsurface rights and the financial impact of the application.

(ii)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of KIFRS 1116, which have been applied from the date of initial application:

•	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 25.

(iii)

Other changes in accounting standards effective from January 1, 2019 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements.

KIFRS 2123 : Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of KIFRS 1012 Income Taxes. It does not apply to taxes or levies outside the scope of KIFRS 1012, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

Amendments to KIFRS 1109 : Financial Instruments

Under KIFRS 1109, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to KIFRS 1109 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1019 : Employee Benefits

The amendments to KIFRS 1019 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

Amendments to KIFRS 1028 : Long-term interests in associates and joint ventures

The amendments clarify that an entity applies KIFRS 1109 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in KIFRS 1109 applies to such long-term interests.

The amendments also clarified that, in applying KIFRS 1109, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying KIFRS 1028 Investments in Associates and Joint Ventures.

Amendments to KIFRS 1103 : Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

Amendments to KIFRS 1111 : Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in KIFRS 1103. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1012 : Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Amendments to KIFRS 1023 : Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as of and for the year ended December 31, 2018, except for the changes described in Note 2.(5).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidation adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended September 30, 2019 and 2018, respectively, are as follows:

In millions of won
September 30, 2019
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	15,929,809	44,172,408	295,434	1,027,377	15,634,375	43,145,031	672,729	(1,478,889)	911,592	2,715,313	17,382	53,500	197,267	579,134	(18,789)	133,311
Electric power generation (Nuclear)		2,035,375	6,628,824	2,037,944	6,628,812	(2,569)	12	(22,944)	778,589	800,107	2,388,534	11,487	29,110	127,890	383,643	(4,126)	(1,847)
Electric power generation (Non-nuclear)		6,593,542	18,389,805	6,489,504	17,833,957	104,038	555,848	525,190	826,213	987,258	2,928,392	7,829	19,390	158,543	489,867	5,565	48,646
Plant maintenance & engineering service		593,605	1,756,093	510,385	1,511,776	83,220	244,317	73,802	204,634	30,516	94,536	3,447	10,460	441	2,496	869	295
Others		276,949	745,086	183,728	458,631	93,221	286,455	(6,528)	43,362	13,144	52,316	38,659	105,281	41,924	102,963	—	—
Consolidation adjustments		(9,516,995)	(27,460,553)	(9,516,995)	(27,460,553)	—	—	(2,983)	(63,183)	(28,038)	(74,495)	(7,385)	(21,743)	(4,749)	(20,258)	—	—

	~~W~~	15,912,285	44,231,663	—	—	15,912,285	44,231,663	1,239,266	310,726	2,714,579	8,104,596	71,419	195,998	521,316	1,537,845	(16,481)	180,405

In millions of won
September 30, 2018
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	16,317,886	45,139,353	257,643	985,287	16,060,243	44,154,066	741,453	(1,398,832)	868,508	2,679,981	15,313	44,963	178,271	529,806	(13,534)	230,824
Electric power generation (Nuclear)		2,382,955	6,306,984	2,383,676	6,257,756	(721)	49,228	511,379	734,951	781,788	2,337,629	14,131	24,104	125,893	377,269	5,587	8,101
Electric power generation (Non-nuclear)		6,499,838	19,507,672	6,384,969	18,913,196	114,869	594,476	31,972	1,103,328	823,609	2,448,237	8,984	23,503	150,488	433,159	14,599	38,227
Plant maintenance & engineering service		598,982	1,737,019	516,972	1,491,697	82,010	245,322	54,306	159,534	28,467	85,603	3,336	9,161	1,078	3,034	(552)	895
Others		256,790	732,024	103,347	322,069	153,443	409,955	58,119	113,479	13,855	41,303	32,987	95,307	31,133	85,556	—	—
Consolidation adjustments		(9,646,607)	(27,970,005)	(9,646,607)	(27,970,005)	—	—	(2,014)	(131,976)	(15,048)	(43,067)	(7,863)	(22,034)	(6,980)	(21,633)	—	—

	~~W~~	16,409,844	45,453,047	—	—	16,409,844	45,453,047	1,395,215	580,484	2,501,179	7,549,686	66,888	175,004	479,883	1,407,191	6,100	278,047

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
September 30, 2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	107,674,202	3,767,345	4,122,917	55,232,008
Electric power generation (Nuclear)		57,559,385	61,422	1,483,369	31,937,661
Electric power generation (Non-nuclear)		53,704,844	2,122,298	2,774,928	31,873,525
Plant maintenance & engineering service		3,376,305	48,760	47,380	1,127,621
Others		7,914,823	—	282,523	3,533,780
Consolidation adjustments		(36,354,520)	—	(18,988)	145,899

	~~W~~	193,875,039	5,999,825	8,692,129	123,850,494

In millions of won
December 31, 2018
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286
Consolidation adjustments		(38,574,367)	—	(62,717)	(1,656,247)

	~~W~~	185,249,061	5,878,345	12,377,457	114,156,299

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2019			September 30, 2018		September 30, 2019	December 31, 2018
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Domestic	~~W~~	15,557,106	43,149,004	15,903,653	43,862,524	164,377,277	157,037,428
Overseas (*1)		355,179	1,082,659	506,191	1,590,523	2,862,739	3,299,346

	~~W~~	15,912,285	44,231,663	16,409,844	45,453,047	167,240,016	160,336,774

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amounts exclude financial assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the nine-month periods ended September 30, 2019 and 2018.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,545,605	—	1,545,605
Current financial assets
Current financial assets at fair value through profit or loss		2,105,295	—	—	—	2,105,295
Current financial assets at amortized costs		—	—	12,053	—	12,053
Current derivative assets		46,953	—	—	62,440	109,393
Other financial assets		—	—	2,202,631	—	2,202,631
Trade and other receivables		—	—	6,799,465	—	6,799,465

		2,152,248	—	10,559,754	62,440	12,774,442

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		645,539	—	—	—	645,539
Non-current financial assets at fair value through other comprehensive income		—	394,372	—	—	394,372
Non-current financial assets at amortized costs		—	—	1,220	—	1,220
Non-current derivative assets		265,801	—	—	229,377	495,178
Other financial assets		—	—	1,213,884	—	1,213,884
Trade and other receivables		—	—	1,982,026	—	1,982,026

		911,340	394,372	3,197,130	229,377	4,732,219

	~~W~~	3,063,588	394,372	13,756,884	291,817	17,506,661

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	~~W~~	958,566	399,495	14,022,525	64,704	15,445,290

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,659,161	—	1,659,161
Debt securities		—	8,551,715	—	8,551,715
Derivative liabilities		2,690	—	69,380	72,070
Trade and other payables		—	5,357,575	—	5,357,575

		2,690	15,568,451	69,380	15,640,521

Non-current liabilities
Borrowings		—	3,781,895	—	3,781,895
Debt securities		—	52,020,093	—	52,020,093
Derivative liabilities		44,478	—	62,140	106,618
Trade and other payables		—	7,135,862	—	7,135,862

		44,478	62,937,850	62,140	63,044,468

	~~W~~	47,168	78,506,301	131,520	78,684,989

In millions of won	December 31, 2018
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	~~W~~	99,010	70,381,718	213,153	70,693,881

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won		September 30, 2019			September 30, 2018
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	22,672	57,917	15,456	36,466
Financial assets at fair value through profit or loss	Interest income		1,358	4,613	145	435
	Gain (loss) on valuation of financial assets		(376)	7,719	3,380	4,980
	Gain (loss) on disposal of financial assets		1,391	2,094	83	755
Financial assets at fair value through other comprehensive income	Dividends income		2,262	6,002	—	11,811
Financial assets at amortized cost	Interest income		6	31	22	63
Loans and receivables	Interest income		13,427	39,465	10,835	27,631
Trade and other receivables	Interest income		25,216	66,248	22,403	65,474
Short-term financial instruments	Interest income		8,644	27,330	12,262	35,166
Long-term financial instruments	Interest income		—	1	5,765	9,769
Other financial assets	Interest income		96	393	—	—
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		359,155	1,059,024	342,755	992,548
	Interest expense of trade and other payables		17,969	49,275	10,366	33,346
	Interest expense of others		144,192	429,546	126,762	381,297
	Loss on foreign currency transactions and translations		(476,570)	(872,189)	77,901	(304,181)
Derivatives (trading)	Loss on valuation of derivatives		156,956	317,810	(64,496)	8,662
	Loss on transaction of derivatives		13,668	45,563	14,630	37,268
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		139,704	290,033	(51,914)	152,169
	Gain (loss) on valuation of derivatives (equity, before tax)		(7,627)	26,536	13,512	(52,444)
	Gain (loss) on transaction of derivatives		34,557	51,424	3,778	4,622

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won		September 30, 2019		December 31, 2018
Cash and cash equivalents	Deposits for government project	~~W~~	13,365	12,747
	Collateral provided for borrowings		92,317	100,998
	Collateral provided for lawsuit		3	3
	Deposits for transmission regional support program		7,086	4,337
	Decommissioning costs of nuclear power plants		—	604
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		89,000	34,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	29,451
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		570,953	498,555
Long-term financial instruments	Escrow		74	69
	Guarantee deposits for banking accounts at oversea branches		338	315
	Collateral provided for borrowings		11,745	—
	Decommissioning costs of nuclear power plants		220,465	245,896
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,205,346	1,126,975

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of September 30, 2019 and December 31, 2018.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Cash	~~W~~	87	138
Other demand deposits		985,201	927,650
Short-term deposits classified as cash equivalents		296,246	211,424
Short-term investments classified as cash equivalents		264,071	219,133

	~~W~~	1,545,605	1,358,345

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,229,136	(216,938)	—	6,012,198
Other receivables		804,900	(15,456)	(2,177)	787,267

		7,034,036	(232,394)	(2,177)	6,799,465

Non-current assets
Trade receivables		377,299	(244)	(418)	376,637
Other receivables		1,699,638	(89,598)	(4,651)	1,605,389

		2,076,937	(89,842)	(5,069)	1,982,026

	~~W~~	9,110,973	(322,236)	(7,246)	8,781,491

In millions of won	December 31, 2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	~~W~~	9,943,407	(320,594)	(9,376)	9,613,437

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	336,585	(15,102)	—	321,483
Accrued income		77,328	—	—	77,328
Deposits		272,341	—	(2,177)	270,164
Finance lease receivables		103,982	(354)	—	103,628
Others		14,664	—	—	14,664

		804,900	(15,456)	(2,177)	787,267

Non-current assets
Non-trade receivables		134,770	(80,338)	—	54,432
Accrued income		1,386	—	—	1,386
Deposits		333,603	—	(4,651)	328,952
Finance lease receivables		1,117,700	(563)	—	1,117,137
Others		112,179	(8,697)	—	103,482

		1,699,638	(89,598)	(4,651)	1,605,389

	~~W~~	2,504,538	(105,054)	(6,828)	2,392,656

In millions of won	December 31, 2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	~~W~~	2,225,024	(104,726)	(8,928)	2,111,370

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Trade receivables: (not overdue)	~~W~~	6,334,543	7,419,648

Trade receivables: (impairment reviewed)		271,892	298,735

Less than 60 days		11,819	2,525
60 ~ 90 days		28,099	37,266
90 ~ 120 days		21,691	16,033
120 days ~ 1 year		61,885	46,204
Over 1 year		148,398	196,707

		6,606,435	7,718,383
Less: allowance for doubtful accounts		(217,182)	(215,868)
Less: present value discount		(418)	(448)

	~~W~~	6,388,835	7,502,067

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	215,868	104,726	173,583	78,008
Effect of change in accounting policy		—	—	6,641	128
Loss allowance after adjusted under KIFRS 1109		215,868	104,726	180,224	78,136
Bad debt expense		26,505	7,281	41,498	17,817
Write-off, etc.		(8,069)	(550)	(7,696)	(244)
Reversal		(41,922)	(36)	(1,726)	(143)
Others		24,800	(6,367)	3,568	9,160

Ending balance	~~W~~	217,182	105,054	215,868	104,726

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

9.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	23,849	245,381	100	320,148
Cooperative		—	5,147	—	5,052
Other		2,081,446	190,291	313,793	83,586

		2,105,295	440,819	313,893	408,786

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	151,544	—	187,483
Other		—	53,176	—	10,773

		—	204,720	—	198,256

	~~W~~	2,105,295	645,539	313,893	607,042

10.	Financial assets at fair value through other comprehensive income

(1)	Changes in financial assets at fair value through other comprehensive income for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	210,056	—	—	(10,035)	—	3,801	203,822
Unlisted		189,439	—	(916)	22	—	2,005	190,550

		399,495	—	(916)	(10,013)	—	5,806	394,372

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,495	—	(916)	(10,013)	—	5,806	394,372

In millions of won	December 31, 2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

		—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		—	471,903	—	(1)	(75,077)	—	2,670	399,495

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	112,977	112,977
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	111	111
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	54	54
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	9	9
KSP Co., Ltd.	22,539	0.08%		24	37	37
STX Heavy Industries Co., Ltd.	8,639	0.13%		191	21	21
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	52,508	52,508
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,977	3,977
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	33,854	33,854
Fission 3.0	75,000	0.14%		—	4	4
Fission Uranium Corp.	800,000	0.16%		785	261	261

				365,843	203,822	203,822

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.35%		200	200	200
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	18,400	18,400
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,693	2,693
KODE NOVUS I LLC	—	10.00%		—	—	—
Others (*4)				9,499	6,320	6,320

				282,322	190,550	190,550

			~~W~~	648,165	394,372	394,372

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the nine-month period ended September 30, 2019.

(*4)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 214 companies including Borneo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.35%		200	200	200
DS POWER Co., Ltd.	580,000	2.34%		2,900	916	916
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507
KODE NOVUS I LLC (*4)	—	10.00%		—	—	—
Others (*5)				8,947	5,753	5,753

				284,670	189,439	189,439

			~~W~~	650,513	399,495	399,495

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2018.

(*4)	This is reclassified to financial assets at FVOCI due to loss of significant influence of the Group during the year ended December 31, 2018.
(*5)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 180 companies including Borneo Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

11.	Financial assets at amortized cost

Financial assets at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	1,273	—	—	—	1,273
Financial bonds		12,000	—	—	—	12,000

	~~W~~	13,273	—	—	—	13,273

Current	~~W~~	12,053	—	—	—	12,053
Non-current		1,220	—	—	—	1,220

In millions of won	December 31, 2018
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	3,042	—	—	—	3,042
Financial bonds		11,000	—	—	—	11,000

	~~W~~	14,042	—	—	—	14,042

Current	~~W~~	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

12.	Derivatives

(1)	Derivatives as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	4,013	61,243	2,128	12,606
Currency swap		105,380	430,059	39,979	43,436
Interest rate swap		—	3,876	—	2,342
Others (*1)		—	—	—	1,844

	~~W~~	109,393	495,178	42,107	60,228

Derivative liabilities
Currency forward	~~W~~	535	—	1,956	—
Currency swap		59,240	30,449	14,881	233,690
Interest rate swap		10,139	76,169	1,439	58,042
Others (*2)		2,156	—	2,155	—

	~~W~~	72,070	106,618	20,431	291,732

(*1)

The Group had a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’ in the prior year. The Group sold their shares during the nine-month period ended September 30, 2019.

(*2)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	~~W~~	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Korea Development Bank	2019.09.02	2019.10.07		8,477	USD 7,000		1,211.00
Hana Bank	2019.09.03	2019.10.07		12,143	USD 10,000		1,214.30
Hana Bank	2019.09.04	2019.10.07		6,026	USD 5,000		1,205.20
CCB	2019.09.04	2019.10.08		6,039	USD 5,000		1,207.83
Credit Agricole	2019.09.05	2019.10.10		11,988	USD 10,000		1,198.80
Nonghyup Bank	2019.09.05	2019.10.10		5,996	USD 5,000		1,199.10
Woori Bank	2019.09.06	2019.10.10		11,961	USD 10,000		1,196.10
Morgan Stanley	2019.09.09	2019.10.11		11,915	USD 10,000		1,191.45
Standard Chartered	2019.09.10	2019.10.11		11,912	USD 10,000		1,191.20
Hana Bank	2019.09.19	2019.10.21		11,943	USD 10,000		1,194.25
Kookmin Bank	2019.09.20	2019.10.23		5,951	USD 5,000		1,190.20
CCB	2019.09.24	2019.10.25		5,959	USD 5,000		1,191.85
Hana Bank	2019.09.25	2019.10.02		1,846	EUR 1,399		1,319.50
Shinhan Bank	2019.09.27	2019.10.28		12,006	USD 10,000		1,200.57
Nonghyup Bank	2019.09.27	2019.10.28		6,000	USD 5,000		1,200.00
Mizuho Bank	2019.09.30	2019.10.30		11,985	USD 10,000		1,198.48
BNP Paribas	2019.09.06	2019.10.07		6,579	USD 5,500		1,196.15
Shinhan Bank	2019.09.10	2019.10.02		8,341	USD 7,000		1,191.50
CCB	2019.09.10	2019.10.07		5,361	USD 4,500		1,191.30
Shinhan Bank	2019.09.16	2019.10.02		1,776	USD 1,500		1,183.68
Shinhan Bank	2019.09.16	2019.10.07		2,959	USD 2,500		1,183.43
Korea Development Bank	2019.09.17	2019.10.14		14,837	USD 12,500		1,186.98
Hana Bank	2019.09.18	2019.10.14		10,684	USD 9,000		1,187.09
Korea Development Bank	2019.09.20	2019.10.14		6,547	USD 5,500		1,190.45
Credit Agricole	2019.09.26	2019.10.14		4,795	USD 4,000		1,198.70
Societe Generale	2019.09.26	2019.10.23		8,390	USD 7,000		1,198.56
MUFG	2019.09.27	2019.10.23		10,206	USD 8,500		1,200.75
BNP Paribas	2019.09.27	2019.10.23		10,206	USD 8,500		1,200.75
BNP Paribas	2019.09.02	2019.10.04		880	USD 727		1,209.45
MUFG	2019.09.02	2019.10.04		4,236	USD 3,502		1,209.40
Societe Generale	2019.09.02	2019.10.04		6,050	USD 5,000		1,210.00
BNP Paribas	2019.09.11	2019.10.17		5,939	USD 5,000		1,187.80
Shinhan Bank	2019.09.11	2019.10.17		8,306	USD 7,000		1,186.50
Nova Scotia	2019.09.11	2019.10.17		4,023	USD 3,398		1,183.90
Morgan Stanley	2019.09.20	2019.10.24		3,267	USD 2,745		1,190.15
Nonghyup Bank	2019.09.20	2019.10.24		11,883	USD 10,000		1,188.30
BNP Paribas	2019.09.20	2019.10.24		5,937	USD 5,000		1,187.30
Standard Chartered	2019.09.20	2019.10.24		5,934	USD 5,000		1,186.70
HSBC	2019.09.23	2019.10.10		5,959	USD 5,000		1,191.85
MUFG	2019.09.23	2019.10.10		5,960	USD 5,000		1,192.05
Nonghyup Bank	2019.09.30	2019.10.22		11,972	USD 10,000		1,197.20

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Hana Bank	2019.09.03	2019.10.07	~~W~~	13,344	USD 11,000	~~W~~	1,213.10
Busan Bank	2019.09.09	2019.10.07		3,569	USD 3,000		1,189.65
Kookmin Bank	2019.09.10	2019.10.07		5,954	USD 5,000		1,190.88
Nova Scotia	2019.09.17	2019.10.23		4,754	USD 4,000		1,188.53
Kookmin Bank	2019.09.20	2019.10.23		13,073	USD 11,000		1,188.45
Nova Scotia	2019.09.25	2019.10.23		11,973	USD 10,000		1,197.25
Hana Bank	2019.09.26	2019.10.23		9,585	USD 8,000		1,198.08
Societe Generale	2019.09.05	2019.10.07		4,801	USD 4,000		1,200.20
Nova Scotia	2019.09.06	2019.10.10		2,092	USD 1,750		1,195.40
Shinhan Bank	2019.09.09	2019.10.11		5,355	USD 4,500		1,190.10
Woori Bank	2019.09.10	2019.10.14		4,768	USD 4,000		1,192.04
Nova Scotia	2019.09.10	2019.10.14		5,365	USD 4,500		1,192.30
Nova Scotia	2019.09.11	2019.10.17		5,948	USD 5,000		1,189.60
Credit Agricole	2019.09.18	2019.10.21		3,562	USD 3,000		1,187.30
Credit Agricole	2019.09.18	2019.10.21		1,786	USD 1,500		1,190.95
Woori Bank	2019.09.19	2019.10.23		2,208	USD 1,850		1,193.65
Standard Chartered	2019.09.25	2019.10.28		4,789	USD 4,000		1,197.30
Shinhan Bank	2019.09.25	2019.10.28		5,511	USD 4,600		1,197.95
Societe Generale	2019.09.26	2019.10.31		4,192	USD 3,500		1,197.80
Standard Chartered	2019.09.27	2019.11.01		6,005	USD 5,000		1,201.05
Nova Scotia	2019.09.27	2019.11.01		7,201	USD 6,000		1,200.10
Hana Bank	2019.07.31	2020.07.14		4,993	USD 4,257		1,173.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Korea Development Bank	2016~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
HSBC	2014~2020	~~W~~	99,901	AUD 100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor + 1.25%	5.75%		USD 0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor + 1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Hana Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2019 are as follows:

In millions of won and thousands of USD
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2027		52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027		59,423	3M Libor + 2.27%	2.62%
Export-import bank of Korea	2015~2031		USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031		USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031		USD 7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.
(*2)	2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2019 are as follows:

In millions of won and thousands of USD
Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
BNP Paribas	2009~2027	USD 92,120	4.16%	6M USD Libor
KFW	2009~2027	USD 92,120	4.16%	6M USD Libor
Credit Agricole	2018~2033	USD 90,875	3.98% ~ 4.10%	6M USD Libor
SMBC	2018~2033	USD 118,837	4.05% ~ 4.18%	6M USD Libor
Export-import bank of Korea	2016~2036	USD 82,498	3.00%	4.99%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2019 and 2018 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2019			September 30, 2018		September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency forward	~~W~~	27,848	50,381	(87,759)	2,220	5,024	15,266	5,280	22,359	—	—	1,141	2,747
Currency swap		279,069	588,832	(32,770)	151,568	44,208	83,119	13,475	19,425	(9,091)	34,436	12,628	(55,746)
Interest rate swap		(10,257)	(31,370)	4,119	7,043	(1,007)	(1,398)	(347)	106	1,464	(7,900)	(257)	555

	~~W~~	296,660	607,843	(116,410)	160,831	48,225	96,987	18,408	41,890	(7,627)	26,536	13,512	(52,444)

(*)

For the nine-month period ended September 30, 2019, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~9,062 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	99,360	689,148	123,657	639,673
Allowance for doubtful accounts		(53)	(4,935)	(12)	(4,940)
Present value discount		(1,014)	(36,695)	(992)	(38,712)
Long-term/short-term financial instruments		2,104,338	566,366	1,869,286	448,741

	~~W~~	2,202,631	1,213,884	1,991,939	1,044,762

(2)	Loans and receivables as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	35,045	—	(1,014)	34,031
Loans for housing		17,155	—	—	17,155
Other loans		47,160	(53)	—	47,107

		99,360	(53)	(1,014)	98,293

Long-term loans and receivables
Loans for tuition		428,044	—	(36,677)	391,367
Loans for housing		190,252	—	—	190,252
Loans for related parties		66,393	(4,930)	—	61,463
Other loans		4,459	(5)	(18)	4,436

		689,148	(4,935)	(36,695)	647,518

	~~W~~	788,508	(4,988)	(37,709)	745,811

In millions of won	December 31, 2018
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans and receivables
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	~~W~~	763,330	(4,952)	(39,704)	718,674

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Beginning balance	~~W~~	4,952	8,948
Bad debt expense		36	22
Others		—	(4,018)

Ending balance	~~W~~	4,988	4,952

(4)	Long-term and short-term financial instruments as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,436,023	245,954	1,602,285	63,358
ABCP		360,563	—	—	—
CP		24,752	—	—	—
CD		30,000	—	10,000	—
RP		10,000	—	—	—
Others		243,000	320,412	257,001	385,383

	~~W~~	2,104,338	566,366	1,869,286	448,741

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

14.	Inventories

Inventories as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,402,552	(1,430)	3,401,122
Merchandises		349	—	349
Work-in-progress		177,147	—	177,147
Finished goods		38,317	—	38,317
Supplies		2,118,100	(4,437)	2,113,663
Inventories-in-transit		917,648	—	917,648
Other inventories		14,631	—	14,631

	~~W~~	6,668,744	(5,867)	6,662,877

In millions of won	December 31, 2018
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories-in-transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	~~W~~	7,195,797	(7,544)	7,188,253

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 were ~~W~~4,442 million and ~~W~~3,723 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 were ~~W~~2,765 million and ~~W~~1,953 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

15.	Finance Lease Receivables

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and with Fujeij Wind Power Company to provide an 89.1MW level wind power plant over a 20 year lease term. The Group accounts for the PPA as a finance lease. Also, the Group has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 78 energy efficiency contracts as finance leases with a lease term of 1 to 8 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)

Finance lease receivables as of September 30, 2019 and December 31, 2018 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	September 30, 2019				December 31, 2018
	Minimum lease payment		Present value of minimum lease payment		Minimum lease payment	Present value of minimum lease payment
Less than 1 year	~~W~~	173,744		103,982	124,918	84,688
1 ~ 5 years		619,186		236,355	467,518	223,622
More than 5 years		1,838,071		881,345	1,333,016	675,036

	~~W~~	2,631,001		1,221,682	1,925,452	983,346

Less : Allowance for doubtful accounts				(917)		(1,133)

			~~W~~	1,220,765		982,213

(3)	Changes in the allowance for doubtful accounts of finance lease receivables for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Beginning balance	~~W~~	1,133	—
Bad debt expense		—	1,133
Reversal of allowance for doubtful accounts		(216)	—

Ending balance	~~W~~	917	1,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

16.	Non-Financial Assets

Non-financial assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	188,342	6,688	156,073	160,628
Prepaid expenses (*1)		410,003	77,196	290,944	90,449
Others (*2)		432,812	81,515	431,871	76,075

	~~W~~	1,031,157	165,399	878,888	327,152

(*1)	Prepaid expenses amounting to ~~W~~4,345 million was transferred to right-of-assets due to change in accounting policy.
(*2)	Details of others as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	196,715	—	93,749	—
Other quick assets and others (*3)		236,097	81,515	338,122	76,075

	~~W~~	432,812	81,515	431,871	76,075

(*3)

The Group recognized an impairment loss of ~~W~~87,023 million as it was determined that there is objective evidence of impairment related to its equity interest in and loan receivables from Orano Expansion for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2019 and December 31, 2018 are as follows:

			Percentage of ownership
Subsidiaries	Key operation activities	Location	September 30, 2019	December 31, 2018
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*6)	Power generation	KOREA	—	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2019 and December 31, 2018 are as follows, continued:

			Percentage of ownership
Subsidiaries	Key operation activities	Location	September 30, 2019	December 31, 2018
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, Inc.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	85.00%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	—	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2019 and December 31, 2018 are as follows, continued:

			Percentage of ownership
Subsidiaries	Key operation activities	Location	September 30, 2019	December 31, 2018
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	50.10%	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	70.00%	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	68.84%	68.84%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	80.86%	80.86%
e-New Industry LB Fund 1	Holding company	KOREA	75.36%	75.36%
Songhyun e-New Industry Fund	Holding company	KOREA	79.85%	79.85%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KOSPO USA Inc.	Holding company	USA	100.00%	—
Nambu USA LLC	Holding company	USA	100.00%	—
Tamra Offshore Wind Power Co., Ltd. (*5)	Power generation	KOREA	63.00%	27.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	—
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	—
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	—
Secutec Co., Ltd.	Security service	KOREA	100.00%	—
SE Green Energy Co., Ltd. (*5)	Power generation	KOREA	84.80%	47.76%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2019 and December 31, 2018 are as follows, continued:

(*2)

The effective percentage of ownership is less than 50%. However, these subsidiaries are included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	Re-classified from an associate to a subsidiary due to additional acquisition of interest.
(*6)	As of September 30, 2019, Garolim Tidal Power Plant Co., Ltd. selected a liquidator to proceed liquidation, and classified as current assets held for sale.

(2)	Subsidiaries newly included in and excluded from consolidation for the nine-month period ended September 30, 2019 are as follows:

<Subsidiaries newly included in consolidation during the nine-month period ended September 30, 2019>

Subsidiaries	Reason
KNF Partners Co., Ltd.	Newly established
KOSPO USA Inc.	Newly established
Nambu USA LLC	Newly established
Tamra Offshore Wind Power Co., Ltd.	Additional acquisition
KEPCO MCS Co., Ltd.	Newly established
KEPCO FMS Co., Ltd.	Newly established
Firstkeepers Co., Ltd.	Newly established
Secutec Co., Ltd.	Newly established
SE Green Energy Co., Ltd.	Additional acquisition

<Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2019>

Subsidiaries	Reason
KEPCO Singapore Holdings Pte., Ltd.	Liquidation
Garolim Tidal Power Plant Co., Ltd.	Under Liquidation Process

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
September 30, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	57,559,385	31,937,661	6,628,823	394,059
Korea South-East Power Co., Ltd.		10,859,056	5,682,730	4,158,723	155,305
Korea Midland Power Co., Ltd.		12,326,734	8,632,529	3,211,951	(34,094)
Korea Western Power Co., Ltd.		10,699,984	6,803,070	3,259,822	(18,953)
Korea Southern Power Co., Ltd.		10,540,950	6,182,878	4,000,254	47,221
Korea East-West Power Co., Ltd.		9,278,120	4,572,317	3,759,055	60,667
KEPCO Engineering & Construction Company, Inc.		708,854	249,637	266,516	12,598
KEPCO Plant Service & Engineering Co., Ltd.		1,321,071	339,208	866,546	103,838
KEPCO Nuclear Fuel Co., Ltd.		787,712	375,907	236,765	37,936
KEPCO KDN Co., Ltd.		558,669	162,869	386,265	17,960
Garolim Tidal Power Plant Co., Ltd.		601	—	—	339
KEPCO International HongKong Ltd.		143,281	1	—	3,102
KEPCO International Philippines Inc.		110,214	8	—	51,715

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
September 30, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO Gansu International Ltd.	~~W~~	10,857	566	—	(4)
KEPCO Philippines Holdings Inc.		169,105	10,452	—	28,824
KEPCO Philippines Corporation		5,646	66	—	(913)
KEPCO Ilijan Corporation		404,682	55,972	71,283	31,361
KEPCO Lebanon SARL		1,930	10,151	—	282
KEPCO Neimenggu International Ltd.		208,497	—	—	(263)
KEPCO Shanxi International Ltd.		560,443	215,619	—	2,790
KOMIPO Global Pte Ltd.		277,798	440	—	9,490
KEPCO Netherlands B.V.		127,392	92	—	1,057
KOREA Imouraren Uranium Investment Corp.		63,469	142	—	(43)
KEPCO Australia Pty., Ltd.		344	14	—	(425,644)
KOSEP Australia Pty., Ltd.		31,179	2,426	11,668	1,578
KOMIPO Australia Pty., Ltd.		40,089	2,641	11,668	3,134
KOWEPO Australia Pty., Ltd.		40,693	2,726	11,668	2,226
KOSPO Australia Pty., Ltd.		34,687	2,738	11,668	2,267
KEPCO Middle East Holding Company		98,050	89,528	—	(226)
Qatrana Electric Power Company		516,112	334,266	15,593	15,841
KHNP Canada Energy, Ltd.		52,035	52	—	(5)
KEPCO Bylong Australia Pty., Ltd.		44,764	361,338	—	(35,383)
Korea Waterbury Uranium Limited Partnership		20,906	180	—	(55)
Korea Electric Power Nigeria Ltd.		100	26	361	8
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company		557,426	450,893	38,631	4,768
KEPCO Energy Service Company		2,075	1,341	4,433	210
KEPCO Netherlands S3 B.V.		50,616	47	—	1,058
PT. KOMIPO Pembangkitan Jawa Bali		14,419	5,030	14,173	6,787
PT. Cirebon Power Service		2,205	483	5,822	288
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan LLC		17,798	1,465	7,822	2,398
EWP Philippines Corporation		1,721	901	—	(106)
EWP America Inc. (*1)		72,276	4,087	17,804	(4,754)
KNF Canada Energy Limited		2,011	32	—	(34)
EWP Barbados 1 SRL		291,682	697	2,179	4,553
Gyeonggi Green Energy Co., Ltd.		255,981	163,026	11,164	(15,802)
PT. Tanggamus Electric Power		237,756	200,494	1,649	(1,367)
Gyeongju Wind Power Co., Ltd.		111,210	74,624	10,589	1,630
KOMIPO America Inc.		10,166	615	207	(655)
KOSEP USA, Inc.		1	5,341	—	(118)
PT. EWP Indonesia		31,635	—	—	2,966
KEPCO Netherlands J3 B.V.		124,557	151	—	(110)
Korea Offshore Wind Power Co., Ltd.		249,310	78,685	—	(9,112)
Global One Pioneer B.V.		227	94	—	(65)
Global Energy Pioneer B.V.		402	86	—	(54)
Mira Power Limited		344,662	273,116	—	(699)
KOSEP Material Co., Ltd.		2,738	1,027	2,501	99

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
September 30, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Commerce and Industry Energy Co., Ltd.	~~W~~	90,958	43,719	25,565	(7,623)
KEPCO KPS Philippines Corp.		8,454	4,517	4,432	23
KOSPO Chile SpA		158,313	68,564	—	403
PT. KOWEPO Sumsel Operation And Maintenance Services		878	213	—	(330)
HeeMang Sunlight Power Co., Ltd.		12,219	8,529	473	126
Fujeij Wind Power Company		226,246	209,874	—	367
KOSPO Youngnam Power Co., Ltd.		396,378	305,230	234,734	3,265
HI Carbon Professional Private Special Asset Investment Trust 1		2,999	—	—	9
Chitose Solar Power Plant LLC		123,575	109,635	13,709	2,353
KEPCO Energy Solution Co., Ltd.		307,747	2,234	2,305	2,258
Solar School Plant Co., Ltd.		205,818	1,154	1,414	1,749
KOSPO Power Services Limitada		3,435	1,080	7,511	1,004
Energy New Industry Specialized Investment Private Investment Trust (*2)		92,266	487	—	(4,326)
KOEN Bylong Pty., Ltd.		2	27	—	—
KOMIPO Bylong Pty., Ltd.		2	27	—	—
KOWEPO Bylong Pty., Ltd.		2	27	—	—
KOSPO Bylong Pty., Ltd.		2	27	—	—
EWP Bylong Pty., Ltd.		2	27	—	—
KOWEPO Lao International		5,135	549	3,218	1,112
KEPCO US Inc.		17,878	—	—	—
KEPCO Alamosa LLC		34,664	32	92	(264)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		68,712	51,496	6,787	(419)
KEPCO-LG CNS Mangilao Holdings LLC		27,939	30,569	—	(921)
Mangilao Investment LLC		27,937	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		27,463	3	—	(373)
Jeju Hanlim Offshore Wind Co., Ltd.		14,439	277	—	(2,067)
PT. Siborpa Eco Power		12,241	58	—	(921)
PT. Korea Energy Indonesia		1,601	68	1,838	283
KOLAT SpA		40,678	526	—	(551)
KEPCO California, LLC		45,907	975	357	(343)
KEPCO Mojave Holdings, LLC		107,716	71,055	—	(3,135)
Incheon Fuel Cell Co., Ltd.		22,639	107	—	(678)
KOEN Service Co., Ltd.		5,116	4,013	17,871	550
KOMIPO Service Co., Ltd.		3,864	3,108	17,673	197
KOWEPO Service Co., Ltd.		4,341	1,432	17,405	2,372
KOSPO Service Co., Ltd.		5,329	1,634	14,484	3,125
EWP Service Co., Ltd.		3,011	724	12,992	1,727
PT. KOMIPO Energy Indonesia		1,615	11	—	(789)
KNF partners Co., Ltd.		906	446	1,896	161
KOSPO USA Inc.		2,757	78	—	(836)
Nambu USA LLC		102	1	—	98
Tamra Offshore Wind Power Co., Ltd.		158,985	124,003	14,320	1,153
KEPCO MCS Co., Ltd.		31,776	20,625	83,679	10,201

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
September 30, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO FMS Co., Ltd.	~~W~~	3,953	6,603	11,707	(3,150)
Firstkeepers Co., Ltd.		914	3	—	(79)
Secutec Co., Ltd.		596	3	—	(97)
SE Green Energy Co., Ltd.		135,673	108,301	—	1,080

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

In millions of won
December 31, 2018
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.		9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.		10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.		9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.		9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.		8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.		771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.		1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.		817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.		566,807	159,423	622,154	60,016
Garolim Tidal Power Plant Co., Ltd.		608	345	—	(11)
KEPCO International HongKong Ltd.		140,101	1	—	3,307
KEPCO International Philippines Inc.		107,948	1,475	—	52,539
KEPCO Gansu International Ltd.		12,047	515	—	(24)
KEPCO Philippines Holdings Inc.		188,551	9,775	—	53,219
KEPCO Philippines Corporation		6,394	213	—	54
KEPCO Ilijan Corporation		431,444	53,413	99,844	49,631
KEPCO Lebanon SARL		1,509	9,686	—	413
KEPCO Neimenggu International Ltd.		194,336	—	—	20,829
KEPCO Shanxi International Ltd.		519,991	201,732	—	290
KOMIPO Global Pte Ltd.		250,456	961	—	11,478
KEPCO Netherlands B.V.		130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.		63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.		439,719	14	—	49
KOSEP Australia Pty., Ltd.		37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.		39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.		39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.		36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company		101,201	92,862	—	3,043
Qatrana Electric Power Company		484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.		49,776	35	—	(26)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO Bylong Australia Pty., Ltd.	~~W~~	254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership		20,890	142	—	(74)
Korea Electric Power Nigeria Ltd.		112	39	727	(93)
KEPCO Holdings de Mexico		248	57	—	(11)
KST Electric Power Company		535,807	457,867	109,735	10,274
KEPCO Energy Service Company		1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.		46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali		11,405	5,472	20,320	3,925
PT. Cirebon Power Service		1,588	273	7,228	177
KOWEPO International Corporation		—	8	—	—
KOSPO Jordan LLC		16,315	3,432	34,371	1,907
EWP Philippines Corporation		1,684	829	—	(11)
EWP America Inc. (*1)		72,525	4,903	29,557	(4,483)
KNF Canada Energy Limited		1,801	20	—	(45)
EWP Barbados 1 SRL		268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.		293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power		216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.		122,303	83,348	21,906	8,803
KOMIPO America Inc.		10,092	572	—	(885)
KOSEP USA, Inc.		1	4,857	—	4,341
PT. EWP Indonesia		7,444	14	—	3,138
KEPCO Netherlands J3 B.V.		115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.		216,114	36,377	—	(8,473)
Global One Pioneer B.V.		162	87	—	(113)
Global Energy Pioneer B.V.		325	74	—	(102)
Mira Power Limited		277,525	213,104	—	(980)
KOSEP Material Co., Ltd.		2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.		92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.		582	9	—	(31)
KEPCO KPS Philippines Corp.		7,501	358	4,815	766
KOSPO Chile SpA		139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services		1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.		10,915	7,626	146	(192)
Fujeij Wind Power Company		217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.		413,472	325,589	369,669	8,155
HI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		115,505	105,079	15,022	872
KEPCO Energy Solution Co., Ltd.		304,103	849	5,584	2,532
Solar School Plant Co., Ltd.		204,282	1,366	1,149	2,033
KOSPO Power Services Limitada		3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust (*2)		66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.		5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.		5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.		5,544	26	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSPO Bylong Pty., Ltd.	~~W~~	5,544	26	—	(25)
EWP Bylong Pty., Ltd.		5,544	16	—	(15)
KOWEPO Lao International		3,800	1,015	2,899	895
KEPCO US Inc.		16,640	—	—	6
KEPCO Alamosa LLC		32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC		25,642	27,197	—	(1,144)
Mangilao Investment LLC		25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,406	146	—	(104)
Jeju Hanlim Offshore Wind Co., Ltd.		16,557	328	—	(925)
PT. Siborpa Eco Power		12,363	141	—	(1,771)
PT. Korea Energy Indonesia		1,183	60	1,459	223
KOLAT SpA		38,362	474	585	(186)
KEPCO California, LLC		42,171	21	—	(332)
KEPCO Mojave Holdings, LLC		103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.		23,626	415	—	(201)
KOEN Service Co., Ltd.		583	31	—	(48)
KOMIPO Service Co., Ltd.		576	17	—	(41)
KOWEPO Service Co., Ltd.		750	227	—	(77)
KOSPO Service Co., Ltd.		576	6	—	(30)
EWP Service Co., Ltd.		667	97	—	(30)
PT. KOMIPO Energy Indonesia		2,236	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

(4)	Significant restrictions on the Group’s power over the subsidiaries as of September 30, 2019 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(5)	As of September 30, 2019, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Group’s unexercised entitlements
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the company’s establishment date.

(6)	Details of non-controlling interest prior to intra-group eliminations as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
September 30, 2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	176,291	734,212	212,479	900,791	2,023,773
Non-current assets		228,391	586,859	496,375	3,168,411	4,480,036
Current liabilities		(7,725)	(247,879)	(166,501)	(397,382)	(819,487)
Non-current liabilities		(48,247)	(91,329)	(83,136)	(2,209,749)	(2,432,461)
Net assets		348,710	981,863	459,217	1,462,071	3,251,861
Book value of non-controlling interest		170,868	481,113	157,190	717,345	1,526,516
Sales		71,283	866,546	266,516	639,087	1,843,432
Profit for the period		31,361	103,838	12,598	43,759	191,556
Profit for the period attributable to non-controlling interest		15,367	50,881	4,312	3,950	74,510
Cash flows from operating activities		73,682	153,988	722	203,864	432,256
Cash flows from investing activities		2,757	(25,959)	30,717	(267,789)	(260,274)
Cash flows from financing activities before dividends to non-controlling interest		(50,420)	(43,361)	(34,109)	73,238	(54,652)
Dividends to non-controlling interest		(36,261)	(39,470)	(1,807)	(16,934)	(94,472)
Effect of exchange rate fluctuation		3,921	(38)	23	7,713	11,619
Net increase (decrease) of cash and cash equivalents		(6,321)	45,160	(4,454)	92	34,477

In millions of won
December 31, 2018
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interest		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interest		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interest		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interest		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018.

(8)	Disposals of subsidiaries

The Group has completed liquidation process of KEPCO Singapore Holdings Pte., Ltd., and is in the process of liquidating Garolim Tidal Power Plant Co., Ltd., as of September 30, 2019.

18.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
September 30, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,741,436
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	669,330
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	457,964
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	268,394
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	129,834
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	117,761
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	126,376
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	75,447
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	77,735
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	62,449
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	65,943
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	45,312
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,528
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.67%		35,571	32,516
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	32,280
Others (Daeryun Power Co., Ltd. and 46 others)					316,131	145,374

				~~W~~	2,324,562	4,086,679

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won
September 30, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%	~~W~~	204,000	250,617
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	262,749
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	240,719
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	188,888
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	182,301
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	74,204
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	75,576
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,689
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	49,734
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	42,601
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	37,619
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,695
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	43,951
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	33,134
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	37,861
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	31,308
Others (Shuweihat Asia Power Investment B.V.and 42 others)					344,238	277,500

					1,687,061	1,913,146

					~~W~~ 4,011,623	5,999,825

(*1)	The effective percentage of ownership is 21.57% including treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% including redeemable convertible preferred stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,701,848
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	251,802
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.67%		35,571	30,961
PT. Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
Others (Daeryun Power Co., Ltd. and 42 others)					333,042	173,866

				~~W~~	2,338,421	4,064,820

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%	~~W~~	204,000	240,591
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	177,357
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	72,824
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	39,442
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	36,865
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Others (Shuweihat Asia Power Investment B.V. and 38 others)					330,640	257,012

					1,647,317	1,813,525

				~~W~~	3,985,738	5,878,345

(*1)	The effective percentage of ownership is 21.57% including treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% including redeemable convertible preferred stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
Investees	September 30, 2019		December 31, 2018
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	32,144	33,609
Korea Gas Corporation		748,440	910,980
YTN Co., Ltd.		17,280	18,900
SPC Power Corporation		108,275	72,710
PT. Bayan Resources TBK		938,454	1,017,601

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
September 30, 2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	(25,704)	63,035	1,989	268	1,741,436
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	13,856	19,932	—	669,330
PT. Bayan Resources TBK		511,646	—	—	(71,100)	14,897	2,521	—	457,964
Korea Power Exchange		251,802	—	—	—	16,687	—	(95)	268,394
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	11,563	—	—	129,834
S-Power Co., Ltd.		114,566	—	—	—	3,195	—	—	117,761
PT. Cirebon Electric Power		108,628	—	—	—	10,063	(713)	8,398	126,376
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	(939)	—	—	75,447
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(8,227)	5,745	—	77,735
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(5,271)	120	—	62,449
SPC Power Corporation		57,558	—	—	(5,055)	5,435	7,966	39	65,943
Korea Electric Power Corporation Fund		47,189	—	—	—	(1,615)	(262)	—	45,312
YTN Co., Ltd.		40,338	—	—	(180)	(1,763)	7	126	38,528
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(598)	2,153	—	32,516
PT. Wampu Electric Power		31,097	—	—	—	(1,094)	2,277	—	32,280
Others		173,866	9,638	—	(4,295)	(14,628)	(1,988)	(17,219)	145,374

	~~W~~	4,064,820	12,690	—	(126,691)	104,596	39,747	(8,483)	4,086,679

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
September 30, 2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	~~W~~	240,591	—	—	(10,200)	20,226	—	—	250,617
Jamaica Public Service Company Limited		239,632	—	—	—	5,113	18,004	—	262,749
KEPCO SPC Power Corporation		208,306	—	—	(17,839)	35,841	14,398	13	240,719
Amman Asia Electric Power Company		177,357	—	—	—	15,203	(3,672)	—	188,888
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	10,156	5,983	—	182,301
Rabigh Electricity Company		105,328	—	—	—	(26,647)	(3,744)	(733)	74,204
Kelar S.A		72,824	—	—	—	5,811	(8,391)	5,332	75,576
RE Holiday Holdings LLC		51,094	—	—	—	(8,104)	(302)	1	42,689
Solar Philippines Calatagan Corporation		47,903	—	—	(3,026)	3,190	1,667	—	49,734
Daegu Green Power Co., Ltd.		41,110	—	—	—	1,491	—	—	42,601
Chun-cheon Energy Co., Ltd.		42,505	—	—	—	(4,886)	—	—	37,619
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	860	1,393	—	41,695
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,020)	2,898	657	1	43,951
RE Pioneer Holdings LLC		38,898	—	—	(675)	(5,594)	505	—	33,134
Chile Solar JV SpA		36,865	—	—	—	1,040	(44)	—	37,861
PT. Tanjung Power Indonesia		7,081	26,146	—	—	3,249	(5,163)	(5)	31,308
Others		257,012	28,806	—	(7,570)	8,986	(5,211)	(4,523)	277,500

		1,813,525	54,952	—	(40,330)	68,833	16,080	86	1,913,146

	~~W~~	5,878,345	67,642	—	(167,021)	173,429	55,827	(8,397)	5,999,825

In millions of won
December 31, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
S-Power Co., Ltd.		116,945	—	—	—	(2,326)	—	(53)	114,566
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Korea Electric Power Corporation Fund		47,974	—	—	—	(505)	(280)	—	47,189
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
PT. Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
Others		199,278	4,339	—	(5,102)	(12,872)	(1,367)	(10,410)	173,866

	~~W~~	3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	~~W~~	220,727	—	—	—	20,061	—	(197)	240,591
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Amman Asia Electric Power Company		145,676	—	—	—	19,604	12,077	—	177,357
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903
Daegu Green Power Co., Ltd.		42,391	—	—	—	(1,283)	—	2	41,110
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd. (*)		11,060	—	—	—	582	(1,214)	29,014	39,442
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Others		247,636	53,725	(1,632)	(5,922)	(16,572)	10,206	(30,429)	257,012

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	~~W~~	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

(*)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
September 30, 2019
Investees	Total assets	Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~ 38,431,513	30,060,071	18,096,514	308,747
Gemeng International Energy Co., Ltd.	7,231,284	5,262,666	1,421,065	58,838
PT. Bayan Resources TBK	1,301,447	622,134	1,909,599	231,573
Korea Power Exchange	314,375	45,981	79,999	13,004
Hyundai Green Power Co., Ltd.	1,069,273	621,568	378,481	45,467
S-Power Co., Ltd.	790,707	547,020	440,701	6,355
PT. Cirebon Electric Power	865,972	406,424	219,119	35,891
Dongducheon Dream Power Co., Ltd.	1,456,570	1,191,790	528,413	(941)
Xe-Pian Xe-Namnoy Power Co., Ltd.	1,187,612	872,363	—	(32,555)
Shin Pyeongtaek Power Co., Ltd.	835,781	674,732	—	(1,227)
SPC Power Corporation	269,814	21,727	46,543	32,086
Korea Electric Power Corporation Fund	46,325	134	442	(11)
YTN Co., Ltd.	272,652	92,855	84,805	(7,367)
Nepal Water & Energy Development Company Private Limited	57,044	3,122	—	(814)
PT. Wampu Electric Power	228,158	157,984	12,008	1,529
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	2,236,712	1,499,602	542,972	59,489
Jamaica Public Service Company Limited	1,469,479	844,002	784,380	18,846
KEPCO SPC Power Corporation	350,361	30,256	143,199	47,925
Amman Asia Electric Power Company	834,208	519,249	17,186	25,348
Datang Chifeng Renewable Power Co., Ltd.	769,871	313,996	85,641	25,286
Rabigh Electricity Company	2,619,420	2,249,758	142,724	(62,118)
Kelar S.A	705,802	593,791	70,359	12,512
RE Holiday Holdings LLC	343,042	257,664	9,012	(3,493)
Solar Philippines Calatagan Corporation	105,760	53,025	13,932	8,395
Daegu Green Power Co., Ltd.	569,467	497,037	227,363	5,140
Chun-cheon Energy Co., Ltd.	616,621	490,818	242,600	(16,134)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	192,972	88,734	17,909	2,152
RE Barren Ridge 1 Holdings LLC	219,334	131,432	6,256	4,192
RE Pioneer Holdings LLC	256,966	190,699	7,271	(2,080)
Chile Solar JV SpA	76,323	601	301	2,081
PT. Tanjung Power Indonesia	632,263	542,811	69,792	9,765

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Total assets	Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~ 39,689,692	31,186,488	26,185,038	523,480
Gemeng International Energy Co., Ltd.	7,155,937	4,420,561	1,921,367	120,558
PT. Bayan Resources TBK	1,388,199	566,890	1,707,387	521,666
Korea Power Exchange	304,318	52,516	108,571	16,031
Hyundai Green Power Co., Ltd.	1,127,220	688,738	501,798	66,925
S-Power Co., Ltd.	825,354	588,022	551,378	(6,185)
PT. Cirebon Electric Power	876,069	481,061	274,962	33,144
Dongducheon Dream Power Co., Ltd.	1,512,510	1,244,178	828,430	(22,864)
Xe-Pian Xe-Namnoy Power Co., Ltd.	1,015,013	702,187	—	(1,214)
Shin Pyeongtaek Power Co., Ltd.	674,100	511,582	—	682
SPC Power Corporation	225,599	16,819	50,317	37,355
Korea Electric Power Corporation Fund	48,280	176	1,315	(649)
YTN Co., Ltd.	286,964	98,682	132,382	1,587
Nepal Water & Energy Development Company Private Limited	55,453	4,249	—	(984)
PT. Wampu Electric Power	223,009	155,406	13,463	4,624
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	2,259,129	1,551,509	787,425	58,976
Jamaica Public Service Company Limited	1,396,421	827,837	992,677	32,507
KEPCO SPC Power Corporation	312,093	35,091	184,046	59,543
Amman Asia Electric Power Company	792,532	496,791	23,676	32,674
Datang Chifeng Renewable Power Co., Ltd.	751,551	336,024	117,270	37,159
Rabigh Electricity Company	2,448,690	2,003,050	274,184	38,789
Kelar S.A	626,206	518,135	87,507	8,587
RE Holiday Holdings LLC	334,742	232,553	9,451	1,319
Solar Philippines Calatagan Corporation	121,650	51,219	16,689	8,732
Daegu Green Power Co., Ltd.	591,263	523,972	291,734	(4,424)
Chun-cheon Energy Co., Ltd.	666,050	523,904	320,950	(19,133)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	190,951	92,347	18,824	2,557
RE Barren Ridge 1 Holdings LLC	221,304	138,473	10,567	8,625
RE Pioneer Holdings LLC	252,512	174,717	12,364	6,544
Chile Solar JV SpA	73,740	10	73	8,906
PT. Tanjung Power Indonesia	505,551	485,321	109,029	9,717

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won

September 30, 2019
Investees	Net assets	Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~ 8,371,443	21.57%	1,805,720	—	—	(64,284)	1,741,436
Gemeng International Energy Co., Ltd.	1,968,618	34.00%	669,330	—	—	—	669,330
PT. Bayan Resources TBK	679,313	20.00%	135,863	398,481	—	(76,380)	457,964
Korea Power Exchange	268,394	100.00%	268,394	—	—	—	268,394
Hyundai Green Power Co., Ltd.	447,705	29.00%	129,834	—	—	—	129,834
S-Power Co., Ltd.	243,687	49.00%	119,407	—	(1,646)	—	117,761
PT. Cirebon Electric Power	459,548	27.50%	126,376	—	—	—	126,376
Dongducheon Dream Power Co., Ltd.	264,780	34.01%	90,052	1,757	(3,779)	(12,583)	75,447
Xe-Pian Xe-Namnoy Power Co., Ltd.	315,249	25.00%	78,812	305	(1,094)	(288)	77,735
Shin Pyeongtaek Power Co., Ltd.	161,049	40.00%	64,420	12,800	(14,771)	—	62,449
SPC Power Corporation	248,087	38.00%	94,273	—	—	(28,330)	65,943
Korea Electric Power Corporation Fund	46,191	98.09%	45,309	—	—	3	45,312
YTN Co., Ltd.	179,797	21.43%	38,528	—	—	—	38,528
Nepal Water & Energy Development Company Private Limited	53,922	57.67%	31,097	972	—	447	32,516
PT. Wampu Electric Power	70,174	46.00%	32,280	—	—	—	32,280
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	737,110	34.00%	250,617	—	—	—	250,617
Jamaica Public Service Company Limited	625,477	40.00%	250,191	(80,161)	—	92,719	262,749
KEPCO SPC Power Corporation	320,105	75.20%	240,719	—	—	—	240,719
Amman Asia Electric Power Company	314,959	60.00%	188,975	—	—	(87)	188,888
Datang Chifeng Renewable Power Co., Ltd.	455,875	40.00%	182,350	—	—	(49)	182,301
Rabigh Electricity Company	369,662	40.00%	147,865	—	(70,977)	(2,684)	74,204
Kelar S.A	112,011	65.00%	72,807	2,577	—	192	75,576
RE Holiday Holdings LLC	85,378	50.00%	42,689	—	—	—	42,689
Solar Philippines Calatagan Corporation	52,735	38.00%	20,039	29,695	—	—	49,734
Daegu Green Power Co., Ltd.	72,430	29.00%	21,005	84	—	21,512	42,601
Chun-cheon Energy Co., Ltd.	125,803	29.90%	37,615	4	—	—	37,619
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	104,238	40.00%	41,695	—	—	—	41,695
RE Barren Ridge 1 Holdings LLC	87,902	50.00%	43,951	—	—	—	43,951
RE Pioneer Holdings LLC	66,267	50.00%	33,134	—	—	—	33,134
Chile Solar JV SpA	75,722	50.00%	37,861	—	—	—	37,861
PT. Tanjung Power Indonesia	89,452	35.00%	31,308	—	—	—	31,308

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(5)

Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won

December 31, 2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Gemeng International Energy Co., Ltd.		2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Bayan Resources TBK		821,309	20.00%	164,262	423,763	—	(76,379)	511,646
Korea Power Exchange		251,802	100.00%	251,802	—	—	—	251,802
Hyundai Green Power Co., Ltd.		438,482	29.00%	127,160	—	—	—	127,160
S-Power Co., Ltd.		237,332	49.00%	116,293	—	(1,727)	—	114,566
PT. Cirebon Electric Power		395,008	27.50%	108,628	—	—	—	108,628
Dongducheon Dream Power Co., Ltd.		268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.		312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Shin Pyeongtaek Power Co., Ltd.		162,518	40.00%	65,007	12,800	(10,207)	—	67,600
SPC Power Corporation		208,780	38.00%	79,336	—	—	(21,778)	57,558
Korea Electric Power Corporation Fund		48,104	98.09%	47,185	—	—	4	47,189
YTN Co., Ltd.		188,282	21.43%	40,346	—	(6)	(2)	40,338
Nepal Water & Energy Development Company Private Limited		51,204	57.67%	29,529	972	—	460	30,961
PT. Wampu Electric Power		67,603	46.00%	31,097	—	—	—	31,097
<Joint ventures>
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(6)

As of September 30, 2019 and December 31, 2018, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
PT. Mutiara Jawa		—	—	(746)	—
Eurasia Energy Holdings		13	192	7	179
Gunsan Bio Energy Co., Ltd.		895	3,097	916	2,202
Daehan Wind Power PSC		—	—	(412)	—
Hyundai Energy Co., Ltd.		11,922	37,763	25,841	25,841
Nghi Son 2 Power LLC		107,381	149,040	41,659	41,659
Samcheok Eco Materials Co., Ltd.		(99)	1,186	1,285	1,285
Naepo Green Energy Co., Ltd.		5,745	5,745	—	—

(7)	As of September 30, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Group had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Group.

(iii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Daejung Offshore Wind Power Co., Ltd.

In the case where Doosan Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose its shares in Daejung Offshore Wind Power Co., Ltd., the Group is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Doosan Heavy Industries Co., Ltd. In addition, other provision of this agreement, Doosan Heavy Industries & Construction Co., Ltd., as a supplier of equipment and materials, shall hold more than 7.5% of the total number of shares issued, even if some of its shares are transferred to other or third partier under this Convention, for five years after the commencement of its operation.

(vii)	Hyundai Green Power Co., Ltd.

As of September 30, 2019, Hyundai Green Power Co., Ltd., an associate of the Group, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~852.1 billion with Korea Development Bank and others. At a certain period in the future, the Group has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(viii)	YeongGwang Yaksu Wind Electric. Co., Ltd.

As of September 30, 2019, YeongGwang Yaksu Wind Electric. Co., Ltd., an associate of the Group, which engages in the wind power generating business, entered into a project financing agreement with a limit of ~~W~~46 billion with IBK and others.

(ix)	Daegu Green Power Co., Ltd.

In relation to the interest of Daegu Green Power Co., Ltd. held by the financial investors, the Group has rights to purchase all the shares at the yield-based transfer amount agreed upon between the shareholders after 5, 10 and 13 years from the date of the investment.

In relation to the interest of Daegu Green Power Co. Ltd. held by Lotte Engineering & Construction Co., the Group has the right to purchase all or part of the shares at the yield-based transferring amount agreed upon between the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s power over associates or joint ventures as of September 30, 2019 are as follows:

Company	Nature and extent of any significant restrictions
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

19.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,716,171	(21,968)	—	(25,638)	13,668,565
Buildings		19,796,252	(62,073)	(8,088,396)	(4,829)	11,640,954
Structures		69,260,073	(187,100)	(25,137,070)	(9,322)	43,926,581
Machinery		84,156,101	(160,852)	(37,469,298)	(443,031)	46,082,920
Ships		3,104	—	(2,878)	—	226
Vehicles		283,349	(2,763)	(230,882)	(117)	49,587
Equipment		1,639,331	(270)	(1,308,560)	(42)	330,459
Tools		1,084,952	(470)	(921,520)	(38)	162,924
Construction-in-progress		31,466,639	(55,766)	—	(171,096)	31,239,777
Right-of-use assets		7,187,285	—	(2,611,986)	—	4,575,299
Asset retirement costs		9,782,734	—	(4,078,888)	(146,423)	5,557,423
Others		12,824,071	—	(10,150,159)	—	2,673,912

	~~W~~	251,200,062	(491,262)	(89,999,637)	(800,536)	159,908,627

In millions of won	December 31, 2018
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in-progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	~~W~~	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

19.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Effect of change in accounting policy	Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	13,554,292	—	87,106	(26,143)	—	(25,623)	100,901	13,690,533
(Government grants)		(21,968)	—	—	—	—	—	—	(21,968)
Buildings		11,933,691	—	5,631	(12,461)	(596,237)	(1,160)	373,563	11,703,027
(Government grants)		(63,189)	—	(592)	—	4,313	—	(2,605)	(62,073)
Structures		42,711,795	—	201	(331,103)	(1,732,756)	(923)	3,466,467	44,113,681
(Government grants)		(190,854)	—	—	1,478	7,016	—	(4,740)	(187,100)
Machinery		47,456,595	—	221,302	(181,257)	(3,947,767)	(5,142)	2,700,041	46,243,772
(Government grants)		(173,242)	—	—	1,059	12,904	—	(1,573)	(160,852)
Ships		302	—	—	—	(76)	—	—	226
Vehicles		72,189	—	1,499	(127)	(23,366)	—	2,155	52,350
(Government grants)		(4,220)	—	(161)	—	1,621	—	(3)	(2,763)
Equipment		382,859	—	25,952	(56)	(149,395)	(227)	71,596	330,729
(Government grants)		(418)	—	(54)	—	202	—	—	(270)
Tools		192,675	—	12,437	(12)	(63,605)	—	21,899	163,394
(Government grants)		(675)	—	(7)	—	212	—	—	(470)
Construction-in-progress		28,821,167	—	8,204,545	(2)	—	(3,494)	(5,726,673)	31,295,543
(Government grants)		(54,740)	—	(9,964)	—	—	—	8,938	(55,766)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	4,784,247	210,230	—	(419,178)	—	—	4,575,299
Asset retirement costs		5,571,754	—	1	—	(471,567)	—	457,235	5,557,423
Others		2,359,477	—	1,108	(4,236)	(606,632)	(583)	924,778	2,673,912

	~~W~~	152,743,194	4,588,543	8,759,234	(552,860)	(7,984,311)	(37,152)	2,391,979	159,908,627

(*)	KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over the land and others.

The Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

19.	Property, Plant and Equipment, Continued

(3)	Changes in property, plant and equipment for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others	Ending balance
Land	~~W~~	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery (*2)		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	~~W~~	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*1)

Korea Hydro & Nuclear Power Co., Ltd. And Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss in the consolidated statements of comprehensive income.

(*2)

As described in Note 27, the amount of acquisition of machinery includes ~~W~~204,787 million of that the Group believes the possibility of economic benefit outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

20.	Investment Properties

(1)	Investment properties as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	137,519	—	—	137,519
Buildings		67,464	(14)	(37,088)	30,362

	~~W~~	204,983	(14)	(37,088)	167,881

In millions of won	December 31, 2018
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	~~W~~	174,741	(50)	(15,132)	159,559

(2)	Changes in investment properties for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Depreciation	Others (*)	Ending balance
Land	~~W~~	139,940	—	(2,421)	137,519
Buildings		19,669	(4,671)	15,378	30,376
(Government grants)		(50)	—	36	(14)

	~~W~~	159,559	(4,671)	12,993	167,881

In millions of won	December 31, 2018
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	~~W~~	284,714	(923)	(124,232)	159,559

(*)

As described in Note 42, the Group reclassified land and buildings amounting to ~~W~~2,765 million and ~~W~~19,369 million, respectively, from assets held-for-sale to investment properties during the nine-month period ended September 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

20.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	2,341	7,420	2,411	7,091
Operating and maintenance expenses related to rental income		(380)	(859)	(209)	(717)
Operating and maintenance expenses not related to rental income		—	(3,812)	—	—

	~~W~~	1,961	2,749	2,202	6,374

(4)	Fair value of investment properties as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Book value		Fair value	Book value	Fair value
Land	~~W~~	137,519	215,690	139,940	167,178
Buildings		30,362	40,004	19,619	23,276

	~~W~~	167,881	255,694	159,559	190,454

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment property is held under freehold interests.

21.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,620,788	328,227	(812,124)	3,136,891

(*)

For the nine-month period ended September 30, 2019, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~344,963 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~16,736 million.

In millions of won	December 31, 2018
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~20,513 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

21.	Construction Contracts, Continued

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	20,531,507	19,318,071	1,213,436

In millions of won	December 31, 2018
	Accumulated earned revenue		Accumulated costs	Accumulated profit
Nuclear power plant construction in UAE and others	~~W~~	19,801,220	18,651,188	1,150,032

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	54,683	123,199	36,232	350,460

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Group’s construction services for the nine-month period ended September 30, 2019 are as follows:

In millions of won	September 30, 2019
						Assets		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	27,882	21,591	6,291	29,770	—	—	—	—
Plant maintenance & engineering service		880	5,981	1,858	4,123	24,913	23	2,452	—	9,537

	~~W~~	880	33,863	23,449	10,414	54,683	23	2,452	—	9,537

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

22.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	678,958	(263)	(524,607)	—	154,088
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		99,211	—	(37,657)	—	61,554
Mining rights		588,277	—	(27,076)	(516,193)	45,008
Development expenditures		905,223	(1,485)	(812,190)	—	91,548
Intangible assets under development		59,275	(11,039)	—	(12,844)	35,392
Usage rights of donated assets and others		582,825	—	(384,950)	—	197,875
Leasehold rights		25,989	—	(20,461)	—	5,528
Greenhouse gas emissions rights		148,605	—	—	—	148,605
Others		383,095	(80)	(114,993)	(11,918)	256,104

	~~W~~	3,474,856	(12,867)	(1,925,332)	(540,955)	995,702

In millions of won	December 31, 2018
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and others		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	~~W~~	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

22.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Acquisition	Disposal	Amortization	Impairment (*)	Others	Ending balance
Software	~~W~~	157,681	15,091	—	(60,395)	—	41,974	154,351
(Government grants)		(420)	—	—	168	—	(11)	(263)
Copyrights, patents rights and other industrial rights		67,112	166	(29)	(6,801)	—	1,106	61,554
Mining rights		534,524	9,663	—	(6,550)	(513,519)	20,890	45,008
Development expenditures		92,486	—	—	(20,689)	—	21,236	93,033
(Government grants)		(2,110)	—	—	625	—	—	(1,485)
Intangible assets under development		70,536	24,008	—	—	—	(48,113)	46,431
(Government grants)		(10,564)	—	—	—	—	(475)	(11,039)
Usage rights of donated assets and others		87,011	—	—	(11,259)	—	122,123	197,875
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(531)	—	507	5,528
Greenhouse gas emissions rights		7,050	93,571	(7,050)	—	—	55,034	148,605
Others		217,084	626	(164)	(10,183)	59	48,762	256,184
(Government grants)		—	—	—	1	—	(81)	(80)

	~~W~~	1,225,942	143,125	(7,243)	(115,614)	(513,460)	262,952	995,702

(*)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Group recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

In millions of won	December 31, 2018
	Beginning balance		Acquisition	Disposal	Amortization	Impairment (*)	Others	Ending balance
Software	~~W~~	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Copyrights, patents rights and other industrial rights		23,981	28	—	(8,665)	(13)	51,781	67,112
Mining rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and others		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

(*)

~~W~~8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary, is included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

22.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of Australian dollars
September 30, 2019
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	520	1 year and 5 months ~ 1 year and 7 months
	Electricity sales information system	KRW	5,354	3 years and 3 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,404	3 years
	Contributions to ARP NRC DC	KRW	44,166	8 years and 3 months
Mining rights	Mining right of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	17,047	2 years and 6 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	32,519	7 years and 2 months
	Dangjin power plant load facility usage right	KRW	9,444	1 year and 6 months
Others	Occupancy and use of public waters	KRW	93,799	17 years and 2 months

(*)

The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. recognized impairment losses in full during the nine-month period ended September 30, 2019.

In millions of won and thousands of Australian dollars
December 31, 2018
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months
	Electricity sales information system	KRW	6,477	4 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	35,923	7 years and 11 months
	Dangjin power plant load facility usage right	KRW	14,167	2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	17 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the nine-month periods ended September 30, 2019 and 2018, the Group recognized research and development expenses of ~~W~~500,269 million and ~~W~~496,386 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

23.	Trade and Other Payables

Trade and other payables as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,042,669	—	3,411,830	—
Other trade payables		1,415,656	2,696,304	1,630,860	2,626,876
Accrued expenses		1,087,902	2,132	1,127,796	1,859
Leasehold deposits received		1,630	1,654	1,949	1,084
Other deposits received		161,864	70,814	169,317	72,453
Lease liabilities		641,543	4,352,140	57,200	226,606
Dividends payable		6,311	—	6,443	—
Others (*)		—	12,818	—	12,818

	~~W~~	5,357,575	7,135,862	6,405,395	2,941,696

(*)	Details of others as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	5,818	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	12,818	—	12,818

24.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Current liabilities
Short-term borrowings	~~W~~	1,492,877	860,602
Current portion of long-term borrowings		167,281	312,994
Current portion of debt securities		8,555,492	6,790,778
Less : Current portion of discount on long-term borrowings		(997)	(972)
Less : Current portion of discount on debt securities		(3,777)	(1,974)
Add : Current portion of premium on debt securities		—	20

		10,210,876	7,961,448

Non-current liabilities
Long-term borrowings		3,804,979	3,280,015
Debt securities		52,109,623	49,905,077
Less : Discount on long-term borrowings		(23,084)	(22,000)
Less : Discount on debt securities		(91,344)	(89,913)
Add : Premium on debt securities		1,814	—

		55,801,988	53,073,179

	~~W~~	66,012,864	61,034,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
September 30, 2019
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,660,158	8,555,492
1~ 5 years		2,166,654	30,202,247
Over 5 years		1,638,325	21,907,376

	~~W~~	5,465,137	60,665,115

In millions of won
December 31, 2018
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,173,596	6,790,778
1~ 5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	~~W~~	4,453,611	56,695,855

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2019

Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB Investment and securities and others	1.61~1.90	2019.10.07 ~2019.11.22		—	~~W~~	1,390,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD	6,725		8,078
Foreign short-term borrowings	BDO Unibank	5.35	2020.12.20 (*)	PHP	450,000		10,418
Foreign short-term borrowings	Mizuho Bank	2.86~3.24	2019.11.15 ~2019.11.18	USD	28,445		34,170
Foreign short-term borrowings	China Construction Bank	2.94	2019.11.15	USD	6,124		7,357
Foreign short-term borrowings	Korea development Bank	2.47	2019.11.08	USD	10,120		12,157
Foreign short-term borrowings	DBS Bank Ltd.	2.44	2019.11.12	USD	25,553		30,697

						~~W~~	1,492,877

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

In millions of won and thousands of foreign currencies
December 31, 2018

Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04 ~2019.02.20		—	~~W~~	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD	8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17 (*)	PHP	450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10 ~2019.12.31		—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26		—		24,235

						~~W~~	860,602

(*)	The contractual maturity is after 12-month period but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2019

Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044		—	~~W~~	3,663
	Facility	2.50~4.60	2023~2028		—		56,220
	Operating funds	2.59~3.04	2020		—		35,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024		—		1,150,000
	Facility	4.60	2028		—		12,800
	Facility	3yr KTB rate-1.25	2019~2028		—		7,043
IBK	PF Refinancing	CD+1.25	2030		—		10,736
Export-Import Bank of Korea	Project loans	1.50	2026		—		20,623
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		4,652
	Facility	3yr KTB rate-2.25	2019~2024		—		2,191
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		16,109
Shinhan Bank	Facility	CB rate+1.10	2028		—		19,200
	Others	3.95	2035		—		100,339
	Others	Standard overdraft rate+1.00	2035		—		100,339
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		25,083
Others	Facility	1.75~6.80	2026~2036		—		366,562
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036		—		99,076
	PF Refinancing	4.10	2030		—		29,821
	Others	4.50~7.90	2022~2039		—		102,348

							2,222,002

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		10,504
Export-Import Bank of Korea and others	Direct loan	1M Libor+3.20	2036	USD	104,511		125,549
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	152,644		258,633
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	271,779		326,488
	PF Loan	6M Libor+1.70~2.50	2032	USD	118,684		142,575
	Others	3.88	2021	USD	289,183		347,395
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	43,910		52,749
	Shareholder’s loan	8.00	2031	JOD	4,853		8,223
PT PJB	Shareholder’s loan	12.75	2019	IDR	5,782,963		490
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	4,789,913		53,331
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,225,405		35,912
IFC and others	Others	6M Libor+5.00	2031	PKR	34,505,340		266,381
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	101,395		121,806
Others	Others	—	2019	USD	186		222

							1,750,258

							3,972,260
Less : Discount of long-term borrowings							(24,081)
Less : Current portion of long-term borrowings							(167,281)
Add : Current portion of discount on long-term borrowings							997

						~~W~~	3,781,895

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2018

Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044		—	~~W~~	4,154
	Facility	2.45~4.60	2023~2028		—		66,793
	Operating funds	2.59~3.56	2020~2021		—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023		—		950,000
	Facility	4.60	2028		—		13,781
	Facility	3yr KTB rate-1.25	2019~2028		—		8,072
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		22,096
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		5,558
	Facility	3yr KTB rate-2.25	2019~2024		—		2,589
	Project loans	—	2023		—		1,197
	Others	KTB rate-2.25	2024~2028		—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019		—		30,000
	Facility	CB rate+1.10	2028		—		20,672
	Others	3.95	2035		—		103,851
	Others	Standard overdraft rate+1.00	2035		—		103,851
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		30,333
Others	Facility	1.75~4.60	2026~2036		—		168,080
	Facility	CB rate+1.10~1.60	2023~2036		—		52,810
	PF Refinancing	4.10	2030		—		62,500
	Others	4.50~7.90	2022~2039		—		102,347

							1,914,531

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	123,909		138,542
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	158,524		249,783
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	277,538		310,315
	PF Loan	6M Libor+1.70~2.50	2032	USD	126,798		141,773
	Others	3.88	2021	USD	278,105		310,427
SCNT and others	Shareholder’s loan	8.00	2031	JOD	4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD	44,680		49,956
PT PJB	Shareholder’s loan	12.75	2019	IDR	5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR	25,900,420		206,944
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD	102,322		114,406
Others	Others	—	2019	USD	1,025		1,145

							1,678,478

							3,593,009
Less : Discount of long-term borrowings							(22,972)
Less : Current portion of long-term borrowings							(312,994)
Add : Current portion of discount on long-term borrowings							972

						~~W~~	3,258,015

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won

	Issue date	Maturity	Interest rate (%)	September 30, 2019		December 31, 2018
Electricity bonds	2009.12.03~ 2019.09.09	2019.10.09~ 2048.10.29	1.32~5.45	~~W~~	26,440,000	24,480,000
Corporate bonds (*)	2009.10.16~ 2019.08.13	2019.11.04~ 2049.08.13	1.29~4.32		23,863,577	23,223,228

					50,303,577	47,703,228
Less : Discount on local debt securities					(40,406)	(41,247)
Less : Current portion of local debt securities					(6,970,000)	(5,330,000)
Add : Current portion of discount on local debt securities					1,508	1,035

				~~W~~	43,294,679	42,333,016

(*)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ~~W~~2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies

September 30, 2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,074	~~W~~	299,213
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		378,069
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		344,677
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		600,650
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		900,975
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		264,063
FY-14	2014.07.30~2014.12.02	2019.10.28~2029.07.30	2.38~3.57	USD 900,000		1,081,170
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		360,390
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		360,390
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,321,430
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		52,586
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,210
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,162,340
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		252,780
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		961,040
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		242,466
FY-19	2019.07.19	2024.07.19~2028.07.19	0.00~0.05	CHF 300,000		363,699
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		360,390

						10,361,538
Less : Discount on foreign debt securities						(54,715)
Add : Premium on foreign debt securities						1,814
Less : Current portion of foreign debt securities						(1,585,492)
Add : Current portion of discount on foreign debt securities						2,269
Less : Current portion of premium on foreign debt securities						—

					~~W~~	8,725,414

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,071	~~W~~	278,488
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		838,575
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		256,038
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		335,430
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,061
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		235,571

						8,992,627
Less : Discount on foreign debt securities						(50,640)
Add : Premium on foreign debt securities						20
Less : Current portion of foreign debt securities						(1,460,778)
Add : Current portion of discount on foreign debt securities						939
Less : Current portion of premium on foreign debt securities						(20)

					~~W~~	7,482,148

(7)	Changes in borrowings and debt securities for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019		September 30, 2018
Beginning balance	~~W~~	61,034,627	54,747,392
Cash flow		4,077,920	6,330,557
Effect of exchange rate fluctuations		902,866	377,225
Others		(2,549)	(6,529)

Ending balance	~~W~~	66,012,864	61,448,645

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

25.	Lease

(1)	Right-of-use assets as of September 30, 2019 are as follows:

In millions of won	September 30, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	339,683	—	(13,164)	326,519
Buildings		48,544	—	(14,568)	33,976
Structures		24,261	—	(1,072)	23,189
Ships		4,113,754	—	(317,547)	3,796,207
Vehicles		17,076	—	(4,727)	12,349
Others (*)		2,643,967	—	(2,260,908)	383,059

	~~W~~	7,187,285	—	(2,611,986)	4,575,299

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other providers.

(2)	Changes in right-of-use assets for the nine-month period ended September 30, 2019 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	325,748	13,935	(13,164)	326,519
Buildings		—	37,024	11,520	(14,568)	33,976
Structures		—	20,840	3,421	(1,072)	23,189
Ships		—	3,986,947	126,807	(317,547)	3,796,207
Vehicles		—	10,344	6,732	(4,727)	12,349
Others		—	403,344	47,815	(68,100)	383,059

	~~W~~	—	4,784,247	210,230	(419,178)	4,575,299

(*)	Including transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018.

(3)	Lease liabilities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Minimum lease payment		Present value of minimum lease payment	Minimum lease payment	Present value of minimum lease payment
Less than 1 year	~~W~~	669,974	641,543	87,709	57,200
1 ~ 5 years		2,244,973	2,028,352	228,783	170,676
More than 5 years		2,798,501	2,323,788	65,250	55,930

	~~W~~	5,713,448	4,993,683	381,742	283,806

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

25.	Lease, Continued

(4)	Changes in lease liabilities for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Changes in accounting policies	Increase	Decrease (*1)	Interest expenses	Others (*2)	Ending balance
Lease liabilities	~~W~~	283,806	4,584,189	208,698	(470,080)	64,199	322,871	4,993,683

(*1)	The total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ~~W~~ 471,582 million.
(*2)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	September 30, 2018
	Beginning balance		Acquisition	Decrease	Ending balance
Finance lease liabilities	~~W~~	418,260	—	(117,572)	300,688

(5)	Details of expense relating to lease contracts as lessee for the three and nine-month periods ended September 30, 2019 are as follows:

In millions of won	September 30, 2019
	Three-month period ended		Nine-month period ended
Depreciation of right-of-use assets	~~W~~	145,607	419,178
Interest expenses of lease liabilities		21,994	64,199
Leases expenses for short-term leases		6,183	13,607
Leases expenses for leases of low-value assets		352	899
Variable lease payments		(4,362)	(13,004)

	~~W~~	169,774	484,879

(6)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the three and nine-month periods ended September 30, 2018 are as follows:

In millions of won	September 30, 2018
	Three-month period ended		Nine-month period ended
Minimum lease payment	~~W~~	12,021	87,100
Contingent rent payment		(4,759)	(14,113)

	~~W~~	7,262	72,987

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

26.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Net defined benefit obligations	~~W~~	2,312,473	1,638,785
Other long-term employee benefit obligations		6,092	6,284

	~~W~~	2,318,565	1,645,069

(2)	Principal assumptions on actuarial valuation as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019	December 31, 2018
Discount rate	1.72%~1.82%	2.24%~2.90%
Weighted future salary and benefit levels	4.86%	4.88%
Weighted average duration	13.74 years	13.71 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	105,704	307,849	92,130	269,964
Interest cost		21,277	61,576	22,348	64,916
Expected return on plan assets		(10,305)	(30,724)	(10,387)	(31,178)
Loss from settlement		(132)	(609)	(439)	(716)

	~~W~~	116,544	338,092	103,652	302,986

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	86,655	251,495	77,198	225,124
Selling and administrative expenses		15,038	43,260	12,924	38,047
Others (Construction-in-progress and others)		14,851	43,337	13,530	39,815

	~~W~~	116,544	338,092	103,652	302,986

In addition, for the nine-month periods ended September 30, 2019 and 2018, employee benefit obligations expenses of ~~W~~54,583 million and ~~W~~48,540 million, respectively, are recognized as cost of sales; and ~~W~~11,167 million and ~~W~~9,384 million, respectively, are recognized as selling and administrative expenses; and ~~W~~10,617 million and ~~W~~10,191 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

26.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018

Present value of defined benefit obligation from funded plans	~~W~~	4,092,616	3,414,116
Fair value of plan assets		(1,780,143)	(1,775,331)

Net liabilities incurred from defined benefit plans	~~W~~	2,312,473	1,638,785

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018

Beginning balance	~~W~~	3,414,116	2,951,842
Current service cost		307,849	369,899
Interest cost (*)		61,576	87,687
Remeasurement component		384,314	154,939
Loss from settlement		(609)	(767)
Actual payments		(75,468)	(149,454)
Others		838	(30)

Ending balance	~~W~~	4,092,616	3,414,116

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018

Beginning balance	~~W~~	1,775,331	1,475,641
Expected return		30,724	42,135
Remeasurement component		(2,730)	(12,308)
Contributions by the employers		9,564	330,064
Actual payments		(32,746)	(60,201)

Ending balance	~~W~~	1,780,143	1,775,331

In addition, losses on accumulated remeasurement component amounted to ~~W~~379,455 million and ~~W~~219,381 million have been recognized as other comprehensive income or loss for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

26.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018

Equity instruments	~~W~~	3,898	96,823
Debt instruments		642,760	510,184
Bank deposit		241,987	275,518
Others		891,498	892,806

	~~W~~	1,780,143	1,775,331

For the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, actual returns on plan assets amounted to ~~W~~27,994 million and ~~W~~29,827 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018

Actuarial gain from changes in financial assumptions	~~W~~	254,860	186,428
Experience adjustments, etc.		129,454	(31,489)
Expected return		2,730	12,308

	~~W~~	387,044	167,247

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

27.	Provisions

(1)	Provisions as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current

Employment benefits
Provisions for employment benefits	~~W~~	1,019,881	—	976,347	—

Litigation
Litigation provisions		18,093	51,559	40,157	37,636

Decommissioning cost
Nuclear plants		—	13,918,043	—	13,388,134
Spent fuel		469,076	886,205	—	1,291,354
Radioactive waste		65,608	1,638,418	4,310	1,680,698
PCBs		—	142,925	—	147,668
Other recovery provisions		—	11,572	—	10,477

Others
Power plant regional support program		152,694	—	137,668	—
Transmission regional support program		125,724	—	151,698	—
Provisions for tax		26	—	6,845	—
Provisions for financial guarantee		43	85,947	1,320	14,266
Provisions for RPS		85,319	—	93,919	—
Provisions for greenhouse gas emissions obligations		—	—	136,187	—
Others		44,883	15,039	46,347	15,515

	~~W~~	1,981,347	16,749,708	1,594,798	16,585,748

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

27.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance

Employment benefits
Provisions for employment benefits	~~W~~	976,347	741,523	(689,413)	(8,860)	284	1,019,881

Litigation
Litigation provisions		77,793	20,358	(8,996)	(19,503)	—	69,652

Decommissioning cost
Nuclear plants		13,388,134	554,983	(25,074)	—	—	13,918,043
Spent fuel		1,291,354	320,920	(256,993)	—	—	1,355,281
Radioactive waste		1,685,008	25,496	(6,787)	—	309	1,704,026
PCBs		147,668	2,415	(7,158)	—	—	142,925
Other recovery provisions		10,477	453	—	—	642	11,572

Others
Power plant regional support program		137,668	41,341	(35,829)	—	9,514	152,694
Transmission regional support program		151,698	111,136	(137,110)	—	—	125,724
Provisions for tax		6,845	—	—	(6,821)	2	26
Provisions for financial guarantee		15,586	83,685	(11,527)	(1,677)	(77)	85,990
Provisions for RPS		93,919	211,238	(219,838)	—	—	85,319
Provisions for greenhouse gas emissions obligations		136,187	21,624	(139,936)	(17,875)	—	—
Others		61,862	2,579	(3,712)	(1,659)	852	59,922

	~~W~~	18,180,546	2,137,751	(1,542,373)	(56,395)	11,526	18,731,055

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

27.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance

Employment benefits
Provisions for employment benefits	~~W~~	913,787	912,440	(843,281)	(6,599)	—	976,347

Litigation
Litigation provisions (*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793

Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477

Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	~~W~~	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in Note 50.(1), the Group believes that the possibility of economic benefit outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Group recognized ~~W~~204,787 million of provision in addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

28.	Government Grants

(1)	Government grants as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018

Land	~~W~~	(21,968)	(21,968)
Buildings		(62,073)	(63,189)
Structures		(187,100)	(190,854)
Machinery		(160,852)	(173,242)
Vehicles		(2,763)	(4,220)
Equipment		(270)	(418)
Tools		(470)	(675)
Construction-in-progress		(55,766)	(54,740)
Finance lease assets		—	(26)
Investment properties		(14)	(50)
Software		(263)	(420)
Development expenditures		(1,485)	(2,110)
Intangible assets under development		(11,039)	(10,564)
Other intangible assets		(80)	—

	~~W~~	(504,143)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

28.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Receipt	Acquisition	Items offset with depreciation expense and others	Disposal	Others	Ending balance

Cash	~~W~~	—	(11,214)	—	—	—	11,214	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,189)	—	—	4,313	—	(3,197)	(62,073)
Structures		(190,854)	—	—	7,016	1,478	(4,740)	(187,100)
Machinery		(173,242)	—	—	12,904	1,059	(1,573)	(160,852)
Vehicles		(4,220)	—	—	1,621	—	(164)	(2,763)
Equipment		(418)	—	—	202	—	(54)	(270)
Tools		(675)	—	—	212	—	(7)	(470)
Construction-in-progress		(54,740)	—	8,938	—	—	(9,964)	(55,766)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	—	—	36	(14)
Software		(420)	—	—	168	—	(11)	(263)
Development expenditures		(2,110)	—	—	625	—	—	(1,485)
Intangible assets under development		(10,564)	—	—	—	—	(475)	(11,039)
Other intangible assets		—	—	—	1	—	(81)	(80)

	~~W~~	(522,476)	(11,214)	8,938	27,062	2,537	(8,990)	(504,143)

In millions of won	December 31, 2018
	Beginning balance		Receipt	Acquisition	Items offset with depreciation expense and others	Disposal	Others	Ending balance

Cash	~~W~~	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and others		(11)	—	—	11	—	—	—

	~~W~~	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

29.	Deferred Revenues

Deferred revenue related to the Group’s construction contracts for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	September 30, 2019		December 31, 2018
Beginning balance	~~W~~	8,606,563	8,325,181
Increase during the current period		820,062	875,930
Recognized as revenue during the current period		(438,440)	(594,548)

Ending balance	~~W~~	8,988,185	8,606,563

30.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,965,535	157,095	3,724,238	80,937
Unearned revenue		19,498	4,170	63,038	4,690
Deferred revenue		579,493	8,408,692	556,072	8,050,491
Withholdings		405,553	9,908	172,454	10,856
Others		1,369,408	13,321	1,058,239	13,059

	~~W~~	6,339,487	8,593,186	5,574,041	8,160,033

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

31.	Contributed Capital

(1)	Details of shares issued as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won except share information	September 30, 2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information	December 31, 2018
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

Number of shares	September 30, 2019	December 31, 2018
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

32.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,785,425	35,906,267
Retained earnings before appropriations		13,889,386	14,007,942

Retained earnings	~~W~~	50,279,721	51,519,119

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		28,967,976	30,088,818
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,785,425	35,906,267

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Beginning balance	~~W~~	51,519,119	53,370,558
Effect of change in accounting policy		—	71,928
Net profit (loss) for the period attributed to owner of the Company		(1,012,555)	(1,314,567)
Changes in equity method retained earnings		(487)	(1,153)
Remeasurement of defined benefit liability, net of tax		(225,516)	(100,495)
Transfer of gain (loss) on valuation of financial assets through other comprehensive income		(840)	—
Dividends paid		—	(507,152)

Ending balance	~~W~~	50,279,721	51,519,119

(4)	Dividends paid for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2018
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	790	507,152

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

32.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Beginning balance	~~W~~	3,969	5,122
Changes		(487)	(1,153)

Ending balance	~~W~~	3,482	3,969

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Beginning balance	~~W~~	(219,381)	(43,513)
Changes		(373,678)	(154,198)
Income tax effect		148,162	53,703
Transfer to reserve for business expansion		65,442	(75,373)

Ending balance	~~W~~	(379,455)	(219,381)

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	September 30, 2019		December 31, 2018
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

34.	Other Components of Equity

(1)	Other components of equity as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Other capital surplus	~~W~~	1,226,578	1,234,825
Accumulated other comprehensive loss		(224,360)	(358,570)
Other equity		13,294,973	13,294,973

	~~W~~	14,297,191	14,171,228

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019				December 31, 2018
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,301	1,234,825	387,524	846,269	1,233,793
Issuance of share capital of subsidiary and others		—	—	—	—	1,032	1,032
Others		—	(8,247)	(8,247)	—	—	—

Ending balance	~~W~~	387,524	839,054	1,226,578	387,524	847,301	1,234,825

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(8,057)	—	—	—	(8,057)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	41,247	—	—	41,247
Foreign currency translation of foreign operations, net of tax		—	—	92,244	—	92,244
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	8,775	8,775

Ending balance	~~W~~	(89,765)	164,800	(258,001)	(41,395)	(224,360)

In millions of won	December 31, 2018
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)

(4)	Other equity as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

35.	Sales

Details of sales for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	15,333,341	42,496,430	70,287	213,078	15,403,628	42,709,508
Electricity		15,213,418	42,035,565	—	—	15,213,418	42,035,565
Heat supply		5,994	160,968	—	—	5,994	160,968
Others		113,929	299,897	70,287	213,078	184,216	512,975
Sales of service		46,611	137,026	44,563	134,565	91,174	271,591
Sales of construction services		28,080	77,108	240,329	735,016	268,409	812,124
Revenue related to transfer of assets from customers		149,074	438,440	—	—	149,074	438,440

	~~W~~	15,557,106	43,149,004	355,179	1,082,659	15,912,285	44,231,663

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	15,333,341	42,496,430	70,287	213,078	15,403,628	42,709,508
Performance obligations satisfied over time		223,765	652,574	284,892	869,581	508,657	1,522,155

	~~W~~	15,557,106	43,149,004	355,179	1,082,659	15,912,285	44,231,663

In millions of won	September 30, 2018
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
[Type of goods and services]
Sales of goods	~~W~~	15,694,683	43,220,255	99,656	286,890	15,794,339	43,507,145
Electricity		15,506,010	42,637,084	—	—	15,506,010	42,637,084
Heat supply		5,105	147,723	—	—	5,105	147,723
Others		183,568	435,448	99,656	286,890	283,224	722,338
Sales of service		44,685	114,805	71,845	149,007	116,530	263,812
Sales of construction services		22,377	77,035	334,690	1,154,626	357,067	1,231,661
Revenue related to transfer of assets from customers		141,908	450,429	—	—	141,908	450,429

	~~W~~	15,903,653	43,862,524	506,191	1,590,523	16,409,844	45,453,047

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	15,694,683	43,220,255	99,656	286,890	15,794,339	43,507,145
Performance obligations satisfied over time		208,970	642,269	406,535	1,303,633	615,505	1,945,902

	~~W~~	15,903,653	43,862,524	506,191	1,590,523	16,409,844	45,453,047

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

36.	Selling and Administrative Expenses

Selling and administrative expenses for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Salaries	~~W~~	190,717	582,369	182,114	558,259
Retirement benefit expense		17,626	54,427	16,072	47,431
Welfare and benefit expense		28,563	87,631	41,893	97,493
Insurance expense		3,156	9,779	2,443	9,884
Depreciation		53,943	169,986	53,040	159,600
Amortization of intangible assets		16,377	56,775	12,409	38,593
Bad debt expense (reversal)		(31,141)	(15,417)	8,673	26,740
Commission		153,831	495,682	164,670	510,765
Advertising expense		9,913	23,690	6,747	20,095
Training expense		1,746	5,027	1,500	5,112
Vehicle maintenance expense		2,548	7,005	2,438	7,476
Publishing expense		628	2,099	482	2,009
Business development expense		690	2,183	653	2,193
Rent expense		17,566	31,725	14,464	31,812
Telecommunication expense		2,097	6,454	5,698	17,434
Transportation expense		206	659	203	428
Taxes and dues		6,032	47,108	2,024	36,267
Expendable supplies expense		1,313	4,520	1,697	4,338
Water, light and heating expense		3,475	10,043	3,512	10,349
Repairs and maintenance expense		14,940	44,057	6,508	38,372
Ordinary development expense		58,353	136,936	49,125	133,729
Travel expense		3,408	11,954	3,534	10,497
Clothing expense		1,061	3,197	1,647	4,419
Survey and analysis expense		207	636	177	513
Membership fee		119	865	181	851
Others		46,373	108,009	30,452	91,848

	~~W~~	603,747	1,887,399	612,356	1,866,507

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Reversal of other provisions	~~W~~	1,331	3,517	649	2,126
Gains on government grants		62	201	66	211
Gains on assets contributed		20	2,791	3,735	4,153
Gains on liabilities exempted		119	838	164	7,185
Compensation and reparations revenue		80,860	119,524	19,997	62,751
Revenue from research contracts		1,952	4,529	2,667	5,511
Rental income		47,150	141,201	45,199	138,537
Others		15,026	45,076	8,797	39,449

	~~W~~	146,520	317,677	81,274	259,923

(2)	Other non-operating expense for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Compensation and reparations expenses	~~W~~	19	96	2,329	21,617
Accretion expenses of other provisions		2,601	2,984	64	254
Depreciation expenses on investment properties		380	4,671	209	717
Depreciation expenses on idle assets		1,634	4,906	1,637	4,911
Other bad debt expense		1,585	7,281	(7,976)	3,477
Donations		14,239	41,802	14,480	33,438
Others		7,108	16,964	10,169	54,020

	~~W~~	27,566	78,704	20,912	118,434

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

38.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	6,578	35,765	64,769	91,132
Gains on disposal of intangible assets		109	206	8	11
Gains on foreign currency translation		42,953	11,108	17,128	12,925
Gains on foreign currency transactions		13,129	30,295	9,883	33,089
Gains on insurance proceeds		4,199	4,212	—	—
Others		46,870	157,106	38,787	145,605
Other losses
Losses on disposal of property, plant and equipment		(16,540)	(43,287)	(14,474)	(27,874)
Losses on disposal of intangible assets		(28)	(28)	(18)	(23)
Losses on impairment of property, plant and equipment		(7,467)	(37,152)	—	(701,317)
Losses on impairment of intangible assets		(451,823)	(513,519)	—	—
Losses on foreign currency translation		—	(8,669)	(2,164)	(5,150)
Losses on foreign currency transactions		(14,609)	(43,524)	(18,608)	(51,981)
Others		(37,510)	(75,328)	(12,248)	(44,623)

	~~W~~	(414,139)	(482,815)	83,063	(548,206)

39.	Finance Income

Finance income for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest income	~~W~~	71,419	195,998	66,888	175,004
Dividends income		2,262	6,002	—	11,811
Gains on disposal of financial assets		1,619	2,584	83	755
Gains on valuation of financial assets at fair value through profit or loss		770	9,161	4,212	9,222
Gains on valuation of derivatives		298,016	644,129	3,581	231,692
Gains on transaction of derivatives		55,985	121,554	28,171	65,538
Gains on foreign currency translation		68,458	154,795	92,609	116,109
Gains on foreign currency transactions		2,773	16,605	2,863	17,030

	~~W~~	501,302	1,150,828	198,407	627,161

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

40.	Finance Expenses

Finance expenses for the three and nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest expense	~~W~~	521,316	1,537,845	479,883	1,407,191
Losses on sale of financial assets		229	490	—	—
Losses on valuation of financial assets at fair value through profit or loss		1,146	1,442	832	4,242
Losses on valuation of derivatives		1,356	36,286	119,991	70,861
Losses on transaction of derivatives		7,760	24,567	9,763	23,648
Losses on foreign currency translation		561,345	996,123	11,627	397,607
Losses on foreign currency transactions		27,928	36,676	12,183	28,596
Others		1,237	3,856	123	515

	~~W~~	1,122,317	2,637,285	634,402	1,932,660

Capitalization rates for the nine-month periods ended September 30, 2019 and 2018 are 2.34%~3.74% and 2.70%~3.64% respectively.

41.	Income Taxes

Income tax expense (benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods, because income tax benefit occurred for the both periods.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

42.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Land (*1)	~~W~~	23,002	2,765
Machinery		3,536	—
Buildings and structures (*1)		54	19,369
Investments in associates (*2,3)		9,829	—
Investments in subsidiaries (*4,5)		294	747

	~~W~~	36,715	22,881

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Gimcheon, Gyeongsangbukdo, in August 2015. As the Group believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale. However, since the sale price of the office building has been expected to rise in accordance with the development plan in Yongin, Gyeonggi Province, the company has not actively carried out the procedure for the sale since May 2019. For this reason, the office building no longer satisfies the definition of assets held-for-sale by KIFRS 1105, due to the period required to complete the sale is expected more than one year under the circumstances that can be controlled by the company. Accordingly, the Group reclassified the office building as investment properties.

(*2)	Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of September 30, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*3)

Dangjin Eco Power Co., Ltd. (before the spin-off) was divided into Ulsan GPS Co., Ltd. (Old), Dangjin Eco Power Co., Ltd. (New), and Eumseong Natural Gas Power Co., Ltd. (New) on August 19, 2019. After the spin-off, the shares of Ulsan GPS Co., Ltd. were classified as assets held for sale as of September 30, 2019, due to its planned sale.

(*4)	Garolim Tidal Power Plant Co., Ltd. was in the process of liquidating its business as of September 30, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*5)

KOWEPO India Private Limited was in the process of liquidating its business as of December 30, 2018 and has been reclassified to assets held-for-sale, and completed the liquidation process as of September 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

43.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	12,898,067	12,898,067
Salaries		582,369	2,778,388	3,360,757
Retirement benefit expense		54,427	306,078	360,505
Welfare and benefit expense		87,631	315,066	402,697
Insurance expense		9,779	69,076	78,855
Depreciation		169,986	7,814,325	7,984,311
Amortization of intangible assets		56,775	58,839	115,614
Bad debt expense		(15,417)	—	(15,417)
Commission		495,682	286,471	782,153
Advertising expense		23,690	6,302	29,992
Training expense		5,027	10,562	15,589
Vehicle maintenance expense		7,005	5,550	12,555
Publishing expense		2,099	2,115	4,214
Business promotion expense		2,183	2,776	4,959
Rent expense		31,725	138,558	170,283
Telecommunication expense		6,454	9,570	16,024
Transportation expense		659	3,109	3,768
Taxes and dues		47,108	371,669	418,777
Expendable supplies expense		4,520	21,490	26,010
Water, light and heating expense		10,043	25,630	35,673
Repairs and maintenance expense		44,057	1,530,595	1,574,652
Ordinary development expense		136,936	363,333	500,269
Travel expense		11,954	50,606	62,560
Clothing expense		3,197	4,013	7,210
Survey and analysis expense		636	2,716	3,352
Membership fee		865	11,731	12,596
Power purchase		—	13,766,681	13,766,681
Others		108,009	1,180,222	1,288,231

	~~W~~	1,887,399	42,033,538	43,920,937

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2019 and 2018 are as follows, continued:

In millions of won	September 30, 2018
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	14,657,641	14,657,641
Salaries		558,259	2,548,980	3,107,239
Retirement benefit expense		47,431	273,664	321,095
Welfare and benefit expense		97,493	349,651	447,144
Insurance expense		9,884	72,205	82,089
Depreciation		159,600	7,297,526	7,457,126
Amortization of intangible assets		38,593	48,339	86,932
Bad debt expense		26,740	—	26,740
Commission		510,765	324,981	835,746
Advertising expense		20,095	6,159	26,254
Training expense		5,112	8,009	13,121
Vehicle maintenance expense		7,476	5,558	13,034
Publishing expense		2,009	2,279	4,288
Business promotion expense		2,193	2,943	5,136
Rent expense		31,812	125,236	157,048
Telecommunication expense		17,434	61,292	78,726
Transportation expense		428	3,111	3,539
Taxes and dues		36,267	355,979	392,246
Expendable supplies expense		4,338	21,418	25,756
Water, light and heating expense		10,349	26,675	37,024
Repairs and maintenance expense		38,372	1,514,420	1,552,792
Ordinary development expense		133,729	362,657	496,386
Travel expense		10,497	49,874	60,371
Clothing expense		4,419	2,536	6,955
Survey and analysis expense		513	2,654	3,167
Membership fee		851	5,977	6,828
Power purchase		—	13,362,533	13,362,533
Others		91,848	1,513,759	1,605,607

	~~W~~	1,866,507	43,006,056	44,872,563

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In won	September 30, 2019			September 30, 2018
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Basic earnings (loss) per share	~~W~~	347	(1,577)	1,104	(807)

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won except number of shares	September 30, 2019			September 30, 2018
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Net profit (loss) attributable to controlling interest	~~W~~	222,789	(1,012,555)	708,582	(517,907)
Profit (loss) used in the calculation of total basic earnings per share		222,789	(1,012,555)	708,582	(517,907)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In number of shares	September 30, 2019		September 30, 2018
Type	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the nine-month periods ended September 30, 2019 and 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Total borrowings and debt securities	~~W~~	66,012,864	61,034,627
Cash and cash equivalents		1,545,605	1,358,345

Net borrowings and debt securities		64,467,259	59,676,282

Total shareholder’s equity		70,024,545	71,092,762

Debt to equity ratio		92.06%	83.94%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counterparty will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019		December 31, 2018
Cash and cash equivalents	~~W~~	1,545,605	1,358,345
Financial assets at fair value through profit or loss		2,750,834	920,935
Derivative assets (trading)		312,754	37,631
Financial assets at fair value through other comprehensive income		394,372	399,495
Financial assets at amortized cost		13,273	14,042
Loans		745,811	718,674
Long-term/short-term financial instruments		2,670,704	2,318,027
Derivative assets (applying hedge accounting)		291,817	64,704
Trade and other receivables		8,781,491	9,613,437
Financial guarantee contracts (*)		3,124,219	1,310,817

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won		September 30, 2019			December 31, 2018
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	521,033	(452,981)	416,956	(363,820)
Discount rate	Increase (decrease) in defined benefit obligation		(444,714)	526,167	(377,221)	445,833

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the nine-month periods ended September 30, 2019 and 2018 are ~~W~~13,288 million and ~~W~~10,994 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2019 and December 31, 2018 are as follows:

Type	Accounts	September 30, 2019	December 31, 2018
PCBs	Inflation rate	1.27%	1.27%
	Discount rate	2.18%	2.18%
Nuclear plants	Inflation rate	1.21%	1.21%
	Discount rate	2.94%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won		September 30, 2019			December 31, 2018
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(519)	522	(623)	627
	Nuclear plants		(288,969)	254,858	(256,513)	263,595
	Spent fuel		(51,607)	53,621	(49,182)	51,098
Inflation rate	PCBs		526	(524)	632	(629)
	Nuclear plants		282,007	(330,920)	294,984	(287,110)
	Spent fuel		54,396	(52,424)	51,837	(49,961)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgement affected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2019 and December 31, 2018 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
AED	42,686	10,513	60,655	5,890
AUD	142	143	757,588	717,712
BDT	83,198	71,575	1,138	1,175
BWP	1,437	1,214	—	—
CAD	114	96	9	4
CHF	—	—	501,344	400,000
CNY	—	—	26,140	26,140
CZK	—	—	1,954	—
EUR	694	337	19,621	105,673
GBP	—	—	88	1
GHS	—	25,794	—	—
HKD	—	—	1,648,784	1,650,000
IDR	157,617	60,568	65,249	206,935
INR	1,155,534	1,228,795	195,429	183,963
JOD	2,603	2,764	7	5
JPY	201,391	35,935	144,877	390,921
KZT	319	319	—	—
MGA	4,692,528	3,318,447	106,294	170,641
MMK	29,651	25,208	—	—
PHP	262,559	709,285	114,345	66,985
PKR	368,414	305,542	4,039	3,588
SAR	2,241	2,024	40	—
SEK	—	—	488	450,000
USD	984,223	1,422,510	10,395,270	8,103,602
UYU	145,992	39,898	4,394	4,253
VND	1,610,228	—	—	—
ZAR	318	170	103	4

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,278,130)	1,278,130	(887,561)	887,561
Increase (decrease) of shareholder’s equity (*)		(1,278,130)	1,278,130	(887,561)	887,561

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2019 and December 31, 2018. To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into cross-currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
Type	September 30, 2019		December 31, 2018
Short-term borrowings	~~W~~	—	24,235
Long-term borrowings		2,603,967	2,358,860

	~~W~~	2,603,967	2,383,095

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(19,530)	19,530	(23,831)	23,831
Increase (decrease) of shareholder’s equity (*)		(19,530)	19,530	(23,831)	23,831

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings. These sensitivity analyses above are conducted without consideration of hedge effect of related derivatives.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	420,356	(420,356)	426,371	(426,371)
Increase (decrease) of shareholder’s equity (*)		420,356	(420,356)	426,371	(426,371)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of September 30, 2019 and December 31, 2018. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	September 30, 2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	11,971,538	9,907,911	27,728,872	28,737,660	78,345,981
Lease liabilities		669,974	561,243	1,683,730	2,798,501	5,713,448
Trade and other payables		4,716,032	372,693	917,980	1,493,049	7,499,754
Financial guarantee contracts (*)		948,855	—	33,529	2,141,835	3,124,219

	~~W~~	18,306,399	10,841,847	30,364,111	35,171,045	94,683,402

In millions of won	December 31, 2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts (*)		91,722	855,488	363,607	—	1,310,817

	~~W~~	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2019 and December 31, 2018 are ~~W~~85,990 million and ~~W~~15,586 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of September 30, 2019 and December 31, 2018 in detail are as follows:

In millions of won	September 30, 2019
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,545,605	—	—	—	1,545,605
Financial assets at fair value through other comprehensive income		—	—	—	394,372	394,372
Financial assets at amortized cost		12,053	1,137	83	—	13,273
Loans		99,307	369,516	299,388	15,309	783,520
Long-term/short-term financial instruments		2,104,338	269,184	—	297,182	2,670,704
Financial assets at fair value through profit or loss		2,105,295	7,109	—	638,430	2,750,834
Trade and other receivables		6,801,642	1,824,806	4,571	157,718	8,788,737

	~~W~~	12,668,240	2,471,752	304,042	1,503,011	16,947,045

In millions of won	December 31, 2018
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,358,345	—	—	—	1,358,345
Financial assets at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	~~W~~	11,472,745	1,745,357	1,669,186	504,747	15,392,035

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity date of contract as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	130	—	—	—	130
Gross settlement
- Trading		(3,149)	(5,116)	(24,459)	6,371	(26,353)
- Hedging		(61,715)	16,434	18,363	(24,509)	(51,427)

	~~W~~	(64,734)	11,318	(6,096)	(18,138)	(77,650)

In millions of won	December 31, 2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		5,734	16,565	28,283	40,124	90,706
- Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	~~W~~	10,888	(26,882)	100,123	(793)	83,336

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arms-length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

In the case of trade receivables and payables, the Group considers the carrying value net of impairment as fair value. For disclosure purposes, the fair value of financial liabilities is estimated by discounting financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	394,372	394,372	399,495	399,495
Derivative assets (trading)		312,754	312,754	37,631	37,631
Derivative assets (applying hedge accounting)		291,817	291,817	64,704	64,704
Financial assets at fair value through profit or loss		2,750,834	2,750,834	920,935	920,935

	~~W~~	3,749,777	3,749,777	1,422,765	1,422,765

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	13,273	13,273	14,042	14,042
Loans and receivables		745,811	745,811	718,674	718,674
Trade and other receivables		8,781,491	8,781,491	9,613,437	9,613,437
Long-term financial instruments		566,366	566,366	448,741	448,741
Short-term financial instruments		2,104,338	2,104,338	1,869,286	1,869,286
Cash and cash equivalents		1,545,605	1,545,605	1,358,345	1,358,345

	~~W~~	13,756,884	13,756,884	14,022,525	14,022,525

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	47,168	47,168	99,010	99,010
Derivative liabilities (applying hedge accounting)		131,520	131,520	213,153	213,153

	~~W~~	178,688	178,688	312,163	312,163

Liabilities carried at amortized cost
Secured borrowings	~~W~~	161,027	161,027	741,029	741,029
Unsecured bond		60,571,808	64,100,818	56,603,988	58,804,070
Lease liabilities		4,993,683	4,993,683	283,806	283,806
Unsecured borrowings		5,269,605	5,294,703	3,522,602	3,950,517
Trade and other payables (*)		7,499,754	7,499,754	9,063,285	9,063,285
Bank overdraft		10,424	10,424	167,008	167,008

	~~W~~	78,506,301	82,060,409	70,381,718	73,009,715

(*)	Excludes lease liabilities

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of September 30, 2019 and December 31, 2018 are as follows:

Type	September 30, 2019	December 31, 2018
Derivatives	0.33% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.40% ~ 4.38%	0.51% ~ 5.14%
Lease	1.76% ~ 10.83%	3.50% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy levels as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	203,822	—	190,550	394,372
Derivative assets		—	604,571	—	604,571
Financial assets at fair value through profit or loss		—	2,745,687	5,147	2,750,834

	~~W~~	203,822	3,350,258	195,697	3,749,777

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	178,688	—	178,688

In millions of won	December 31, 2018
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	~~W~~	316,656	909,773	196,336	1,422,765

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	310,008	2,155	312,163

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	September 30, 2019
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	~~W~~	5,052	—	40	—	55	—	—	5,147
Financial assets at fair value through other comprehensive income
Unlisted securities		189,439	—	—	—	22	(916)	2,005	190,550

In millions of won	December 31, 2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	~~W~~	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income
Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

46.	Service Concession Arrangements

(1)	Gas Complex . Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of September 30, 2019 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	125,481
1~2 years		125,481
2~3 years		83,653

	~~W~~	334,615

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PNL has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of September 30, 2019 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	28,883
1~2 years		28,815
2~3 years		28,847
Over 3 years		598,866

	~~W~~	685,411

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties

(1)	Related parties of the Group as of September 30, 2019 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (113 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd.

Associates (62 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operatin Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1

Joint ventures (59 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Eumseong Natural Gas Power Co., Ltd.

Others (4 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Ulsan GPS Co., Ltd. (formerly, Dangjin Eco Power Co., Ltd.)

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2019 and 2018 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	September 30, 2019		September 30, 2018
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	93,226	70,125
Dongducheon Dream Power Co., Ltd.	Electricity sales		4,590	4,417
S-Power Co., Ltd.	Service		4,869	7,077
Hyundai Green Power Co., Ltd.	Design service		12,627	12,873
Korea Electric Power Industrial Development Co., Ltd.	Service		8,608	8,665
Daeryun Power Co., Ltd.	Electricity sales		1,411	1,291
Korea Power Exchange	Service		5,303	4,918
Samcheok Eco Materials Co., Ltd.	Electricity sales		447	384
Gangwon Wind Power Co., Ltd.	Electricity sales		2,369	2,368
Cheongna Energy Co., Ltd.	Service		8,287	8,242
Others (Busan Green Energy Co., Ltd. and 35 others)	Electricity sales		129,840	82,532

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Electricity sales		14,288	5,870
Chun-cheon Energy Co., Ltd.	Electricity sales		1,636	989
Daegu Green Power Co., Ltd.	Electricity sales		852	775
Nawah Energy Company	Service		73,352	33,941
KAPES, Inc.	Commission		233	500
Rabigh Electricity Company	Service		146	16,250
Seokmun Energy Co., Ltd.	Service		1,158	694
Yeonggwang Wind Power Co., Ltd.	Electricity sales		526	—
Others (Yeonggwangbaeksu Wind Power Co., Ltd. and 30 others)	Electricity sales		66,822	88,438

<Others>
Yeongwol Energy Station Co., Ltd.	Service		—	373
DS POWER Co., Ltd.	Service		—	565
Korea Development Bank	Electricity sales		3,092	2,614
	Interest income		1,489	3,695

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2019 and 2018 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2019		September 30, 2018
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	3,034,910	3,862,981
Dongducheon Dream Power Co., Ltd.	Electricity sales		528,511	612,641
S-Power Co., Ltd.	Service		401,453	343,405
Hyundai Green Power Co., Ltd.	Design service		360,087	361,019
Korea Electric Power Industrial Development Co., Ltd.	Service		185,368	193,921
Daeryun Power Co., Ltd.	Electricity sales		104,593	127,596
Korea Power Exchange	Service		96,265	101,562
Samcheok Eco Materials Co., Ltd.	Electricity sales		5,821	1,311
Gangwon Wind Power Co., Ltd.	Electricity sales		17,891	19,199
Cheongna Energy Co., Ltd.	Service		58,747	58
Others (Busan Green Energy Co., Ltd. and 35 others)	Electricity sales		61,358	70,580

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Electricity sales		542,355	590,921
Chun-cheon Energy Co., Ltd.	Electricity sales		242,622	248,606
Daegu Green Power Co., Ltd.	Electricity sales		223,741	192,827
KAPES, Inc.	Commission		62,294	68,766
Seokmun Energy Co., Ltd.	Service		19,644	23,614
Yeonggwang Wind Power Co., Ltd.	Electricity sales		24,204	—
Others (Yeonggwangbaeksu Wind Power Co., Ltd. and 30 others)	Electricity sales		22,787	23,828

<Others>
DS POWER Co., Ltd.	Service		—	4,019
Korea Development Bank	Interest expense		2,987	3,971
	Dividends paid		15	166,876

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	5,292	9,439	—	—
	Non-trade receivables and others		331	498	—	—
	Trade payables		—	—	261,861	601,092
	Non-trade payables and others		—	—	816	314
S-Power Co., Ltd.	Trade receivables		238	922	—	—
	Non-trade receivables and others		43	34	—	—
	Trade payables		—	—	31,824	56,897
	Non-trade payables and others		—	—	—	16
Dongducheon Dream Power Co., Ltd.	Trade receivables		356	332	—	—
	Non-trade receivables and others		215	298	—	—
	Trade payables		—	—	46,733	74,651
	Non-trade payables and others		—	—	22	10
Goseong Green Energy Co., Ltd.	Trade receivables		200	—	—	—
	Non-trade payables and others		—	—	66,957	43,020
Hyundai Green Power Co., Ltd.	Trade receivables		370	390	—	—
	Trade payables		—	—	34,625	38,072
Daeryun Power Co., Ltd.	Trade receivables		137	178	—	—
	Trade payables		—	—	9,743	15,845
Hyundai Energy Co., Ltd.	Trade receivables		61	57	—	—
	Non-trade receivables and others		12,206	9,664	—	—
	Trade payables		—	—	205	259
	Non-trade payables and others		—	—	9,378	8,021
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		—	3,458	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		614	278	—	—
	Non-trade receivables and others		43	51	—	—
	Trade payables		—	—	5,663	—
	Non-trade payables and others		—	—	3,332	13,102
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade payables and others		—	—	1,365	8,774
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	833	10,882
Korea Power Exchange	Trade receivables		1,408	847	—	—
	Non-trade receivables and others		25,522	229	—	—
	Trade payables		—	—	4,125	—
	Non-trade payables and others		—	—	4,788	1,214
Others (Gangwon Wind Power Co., Ltd. and 34 others)	Trade receivables		2,199	721	—	—
	Non-trade receivables and others		5,649	1,377	—	—
	Trade payables		—	—	2,528	6,217
	Non-trade payables and others		—	—	1,647	740

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2019 and December 31, 2018 are as follows, continued:

In millions of won		Receivables		Payables
Company name	Type	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Trade receivables	176	245	—	—
	Non-trade receivables and others	322	2,537	—	—
	Trade payables	—	—	37,271	69,820
	Non-trade payables and others	—	—	179	59
Nawah Energy Company	Trade receivables	47,899	29,614	—	—
	Non-trade receivables and others	—	253	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables	116	20	—	—
	Non-trade receivables and others	2,755	308	—	—
	Trade payables	—	—	21,318	33,796
Daegu Green Power Co., Ltd.	Trade receivables	134	110	—	—
	Non-trade receivables and others	—	12	—	—
	Trade payables	—	—	18,369	32,609
Amman Asia Electric Power Company	Non-trade payables and others	—	—	18,211	18,351
KAPES, Inc.	Non-trade receivables and others	—	253	—	—
	Non-trade payables and others	—	—	4	338
Honam Wind Power Co., Ltd.	Trade payables	—	—	134	432
	Non-trade payables and others	—	—	1,493	3,573
Kelar S.A	Non-trade receivables and others	16,730	—	—	—
Others (Seokmun Energy Co., Ltd. and 16 others)	Trade receivables	1,542	784	—	—
	Non-trade receivables and others	3,140	839	—	—
	Trade payables	—	—	417	911
	Non-trade payables and others	—	—	6,311	6,577

<Others>
Korea Development Bank	Accrued interest income	1,151	1,147	—	—
	Non-trade receivables and others	122,511	12,125	—	—
	Non-trade payables and others	—	—	177	218
	Derivatives	62,271	27,306	2,761	18,095

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	27,634	95	—	1,909	29,638
	(Allowance for doubtful accounts)		(6,065)	—	—	(2,519)	(8,584)
Associates	PT. Cirebon Electric Power		8,696	—	(8,873)	761	584
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	6,300	—	—	7,713
Associates	PT. Wampu Electric Power		14,880	—	—	1,956	16,836
Associates	Gunsan Bio Energy Co., Ltd.		9,396	3,000	—	—	12,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	Kelar S.A		48,694	—	—	3,623	52,317
Joint ventures	Chester Solar IV SpA		—	1,683	—	56	1,739
Joint ventures	Chun-cheon Energy Co., Ltd.		616	1,868	—	—	2,484
Joint ventures	Chester Solar V SpA		—	533	—	18	551
Joint ventures	Diego de Almagro Solar SpA		—	2,094	—	71	2,165
Joint ventures	Dangjin Eco Power Co., Ltd.		—	2,600	—	—	2,600
Joint ventures	DE energia SpA		—	6,799	—	82	6,881
Joint ventures	Eumseong Natural Gas Power Co., Ltd.		—	20,000	—	—	20,000

		~~W~~	105,264	44,972	(8,873)	5,957	147,320

(6)	Borrowings arising from related party transactions as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	66,793	—	(10,573)	—	56,220
	Others		4,154	—	(491)	—	3,663
	Operating funds		81,000	12,242	(32,000)	(85)	61,157
	Syndicated Loan		17,276	—	(985)	1,665	17,956

(7)	Guarantees provided to associates or joint ventures as of September 30, 2019 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,386	RABEC
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,776,561
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	27,930	SMBC Ho Chi Minh and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others (*1)	KRW	82 —	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	77,735	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,041	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*2)	KRW	40,588	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	1,373	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	240	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	62,449	Kookmin Bank
		Guarantees for supplemental funding (*1)		—	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	4,916	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	17,236	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	37,619	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	20,000
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,184	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	250,617	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,820	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	15,358	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	17,291	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	8,002	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	Sumitomo mitsui banking
		Other guarantees	USD	3,150	PT Adaro Indonesia
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	USD	1,550	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	8,990	Mirae Asset Daewoo Co., Ltd. and others
Korea East-West Power Co., Ltd.		Debt guarantees	KRW	6,881
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,079	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,291	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	42,601	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD	63,707	Hana Bank, SMBC, Mizuho Bank, MUFG, Natixis
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees	USD	17,898	Shinhan Bank, Hana Bank
		Performance guarantees	USD	3,000	Shinhan Bank
		Guarantees for supplemental funding (*1)		—	Shinhan Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	4,982	Woori Bank and Shinhan Bank and others
		Performance guarantees		—	Woori Bank and Shinhan Bank and others
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)		—	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW	2,704	IBK, SK Securities Co., Ltd. and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*7)		—	SEM Investment Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	129,834	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	11,248	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD	4,854	SMBC
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW	448	IBK
		Guarantees for supplemental funding (*1)		—	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operatin Co., Ltd.	Collateralized money invested	KRW	849	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW	397	IBK and others
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	496	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested		—	Korea Development Bank and others
		(*4) Guarantees for supplemental funding and others (*1,5)	KRW	78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	17,086	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	22,597	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1,6)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	117,761	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW	2,381	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,450	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW	1,304	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	3,485	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,313	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,681	Kyobo Life Insurance Co., Ltd. and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	7,776	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	12,270	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	496	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2019 are as follows, continued:

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,090 thousand and the total amount of guarantees is USD 1,550 thousand which consists of USD 310 thousand of EWP Barbados 1 SRL’s contribution obligation and USD 1,240 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

(*4)

The Group recognized an impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*5)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~40,898 million as the possibility of economic benefit outflow to fulfill the obligation was probable and the amount could be reasonably estimated.

(*6)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*7)

The Group has the obligation to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks. In relation to this guarantee, the Group has recognized ~~W~~2,155 million of derivative liabilities as of September 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

47.	Related Parties, Continued

(8)	As of September 30, 2019, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of September 30, 2019 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2016~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD	100,000	~~W~~	1,048.49
	2019.09.02	2019.10.07		8,477	USD	7,000		1,211.00
	2019.09.17	2019.10.14		14,837	USD	12,500		1,186.98
	2019.09.20	2019.10.14		6,547	USD	5,500		1,190.45

(10)	Salaries and other compensations to the key members of management of the Group for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won	September 30, 2019			September 30, 2018
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	245	1,100	191	888
Employee benefits		11	15	3	21

	~~W~~	256	1,115	194	909

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the nine-month periods ended September 30, 2019 and 2018 are as follows:

In millions of won
Transactions	September 30, 2019		September 30, 2018
Transfer from construction-in-progress to other assets	~~W~~	6,250,122	5,435,126
Recognition of asset retirement cost and related provision for decommissioning costs		463,258	240,500
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		256,994	355,310
Recognition of litigation provisions in addition to property, plant and equipment		—	185,530
Transfer of right-of-use assets due to change in accounting policy		4,994,477	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,183	27,218	56,183	37,309
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	44,315	31,801
Purchase of GIS (362KV, 6300A, 63KA) 23CB – Youngseo S/S		36,143	36,143	34,500	34,500
Purchase of GIS (362KV, 6300A, 63KA) 26CB – Hwasung S/S		40,010	18,088	29,143	18,194
Purchase of GIS (362KV, 6300A, 63KA) 27CB – Kwangyang S/S		37,744	10,542	37,694	10,491
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		—	—	133,387	13,343
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 3,504,000M		66,240	—	66,240	38,998
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000		59,716	37,249	57,475	48,598
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	34,797
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		36,063	24,102	—	—
Construction of Shin-Kori units (#3,4)		7,450,197	—	7,363,514	3,211
Construction of Shin-Kori units (#5,6)		8,625,387	5,132,948	8,625,387	5,930,099
Construction of Shin-Hanul units (#1,2)		7,982,342	49,471	7,982,342	355,704
Other 31 contracts		419,638	256,391	269,681	161,243
Service of designing Seoul Combined units (#1,2)		30,778	3,379	29,996	4,744
Purchase of main machine for construction of Seoul Combined units (#1,2)		365,385	20,097	365,164	51,165
Construction of Seoul Combined units (#1,2)		303,868	2,870	285,890	27,125
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		174,467	1,006	172,609	13,986
Service of designing Shin-Boryeong units (#1,2)		120,668	888	120,199	1,076
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	4,981	866,065	4,981
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	50,641	305,209	74,631
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	15,880	104,402	57,968
Electricity construction of Shin-Seocheon thermal power plant		231,196	113,027	217,848	174,122
Purchase of main machine for Jeju LNG combined		166,287	6,249	166,287	11,272
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	205,764	282
Purchase of furnace for construction of Taean units (#9,10)		556,206	18,040	556,504	18,502
Service of designing Taean units (#9,10)		112,483	13,476	112,344	13,338
Purchase of turbine generator for construction of Taean units (#9,10)		214,208	10,398	214,462	10,422
Purchase of oxygen plant for construction of Taean IGCC units		97,345	1,560	96,068	1,552
Service of designing Taean IGCC plant units		46,101	3,261	46,001	3,161
Purchase of furnace for construction of Samcheok units (#1,2)		1,092,287	11,710	1,092,287	12,215
Purchase of coal handling machine for construction of Samcheok units (#1,2)		311,220	42,785	307,925	48,736
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	125	212,188	348
Purchase of main equipment for Namjeju		146,594	84,982	146,594	134,949

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

49.	Commitments for Expenditure, Continued

(2)	As of September 30, 2019, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2019 ~ 2030	38,990 Ton U3O8
Transformed	2019 ~ 2030	21,969 Ton U
Enrichment	2019 ~ 2030	17,060 Ton SWU
Molded (Light)	2019 ~ 2020	756 Ton U
Molded (Medium))	2019 ~ 2020	401 Ton U
Molded (Initial core)	2019 ~ 2022	415 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of September 30, 2019 and December 31, 2018 are as follows:

In millions of won	September 30, 2019			December 31, 2018
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	607	~~W~~	640,771	570	~~W~~ 673,882
As the plaintiff	197		810,973	174	793,491

As of September 30, 2019, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~65,927 million).

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of September 30, 2019. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder with the permission of the Court.

As of September 30, 2019, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation for this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential outflow related to the obligation as of September 30, 2019.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Gyeonggi Green Energy had been in negotiations to renew the contract as the creditors requested, and, as a result, Gyeonggi Green Energy renewed the long-term service contract with fuel cell supplier as of August 30, 2019. Accordingly, the Group has obtained approval from the creditors for long-term service contracts with the fuel cell supplier.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group.

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Group believes that the possibility of economic benefit outflow is probable on the ongoing and the expected lawsuit. For this reason, the Group recognized ~~W~~26,882 million of other provision in relation to the lawsuit as of September 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of September 30, 2019 and December 31, 2018 are as follows, continued:

Except these significant ongoing claims, there are 11 arbitration cases pertaining to the Group as of September 30, 2019 and the significant arbitration cases for the nine-month period ended September 30, 2019 are as follows:

①

LS Cable & System Ltd., a construction company for undersea cable construction, filed an arbitration against the Group regarding disagreements in the test failure handling costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

③

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in Note 27.(2), the Group recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

④

In 2016, Halla Corporation filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Group filed an arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Group has recognized ~~W~~19,754 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of September 30, 2019.

⑤	The Group has filed for arbitration against IL KWANG E&C Co., Ltd. to the Korea Commercial Arbitration Board, in relation to damage claims received as of September 30, 2019.

⑥

In connection with the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2019 are as follows:

①

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Group has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Group bears a payment obligation in proportion to its ownership.

②

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2019 and December 31, 2018 are as follows, continued:

⑤

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥

The Group has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT. Wampu Electric Power, an associate of the Group.

⑦

The Group is obligated to complete the responsibility as a construction company for the construction of the waste oil refining for power generation business of Next energy Co., Ltd. (contract amount : ~~W~~14,700 million). Also, the Group has made performance guarantee agreement with Next energy Co., Ltd. for 20 years after the completion of the construction, which obliges the Group to provide supplemental funding if the amount of power generated or the operation time of the power plant does not reach the agreed level.

(3)	Credit lines provided by financial institutions as of September 30, 2019 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,825,000
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Hana Bank and others	KRW	1,050,000
Limit amount available for card	Hana Bank and others	KRW	53,904
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,153,900
	DBS Bank and others	USD	2,522,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	4,680
Certification of payment on L/C	Shinhan Bank	KRW	7,749
	Shinhan Bank and others	USD	877,434
Certification of Performance guarantee on contract	Hana Bank and others	EUR	4,158
	Hana Bank and others	INR	268,353
	Korea Development Bank and others	JPY	637,322
	Seoul Guarantee Insurance and others	KRW	193,150
	First Abu Dhabi Bank and others	USD	843,690
	Hana Bank	SAR	6,508
	Hana Bank	CAD	464
Certification of bidding	Hana Bank and others	USD	110,000
	Shinhan Bank	ZAR	55,730
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea and others	USD	4,306,464
Others	Shinhan Bank	JPY	381,210
	Nonghyup Bank and others	KRW	317,771
	Export-Import Bank of Korea and others	USD	1,190,844
Inclusive credit	Shinhan Bank	INR	70,028
	Hana Bank	KRW	258,000
	Hana Bank and others	USD	31,183
Trade finance	BNP Paribas and others	USD	700,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(4)	As of September 30, 2019, blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and Others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and Others	Utility plant and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	337,000	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of September 30, 2019, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of September 30, 2019. The Group has provided a blank check as repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~ 77,148 million as of September 30, 2019, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~41 million and depreciation on the utility plant of ~~W~~4,906 million are recorded in other expenses for the nine-month period ended September 30, 2019. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of September 30, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

50.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of September 30, 2019. The book value of facility is ~~W~~16,932 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The ultimate outcome of this event cannot be reasonably estimated.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

51.	Subsequent Events

(1)	Changes in investment shares

On October 21, 2019, Korea East-West Power Co., Ltd., sold off all of its shares in Ulsan GPS Co., Ltd., which was classified as assets held for sale as of September 30, 2019, and purchased shares of Eumseong Natural Gas Power Co., Ltd. to hold a 100% interest. Accordingly, Korea East-West Power Co., Ltd., signed a merger agreement with Eumseong Natural Gas Power Co., Ltd. on October 24, 2019.

(2)	Issue of corporate bonds

Subsequent to September 30, 2019, Korea Hydro & Nuclear Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Southern Power Co., Ltd. issued a foreign bond and corporate bonds for funding debt repayment, facility investments, and operations as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate	Amount
Korea Hydro & Nuclear Power Co., Ltd.	#53-1 Corporate bond	2019.10.16	2024.10.16	1.53%	KRW	60,000
	#53-2 Corporate bond	2019.10.16	2039.10.16	1.59%	KRW	100,000
	#53-3 Corporate bond	2019.10.16	2049.10.16	1.58%	KRW	90,000
Korea Midland Power Co., Ltd.	#51-1 non-guaranteed corporate bond	2019.10.30	2029.10.30	1.95%	KRW	50,000
	#51-2 non-guaranteed corporate bond	2019.10.30	2039.10.30	1.92%	KRW	80,000
	#52-1 non-guaranteed corporate bond	2019.11.13	2029.11.13	2.00%	KRW	140,000
	#52-2 non-guaranteed corporate bond	2019.11.13	2049.11.13	1.86%	KRW	80,000
Korea Southern Power Co., Ltd.	#19 Kangaroo bond	2019.10.30	2024.10.30	3M BBSW+97bp	AUD	300,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

52.	Adjusted Operating Profit (loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the nine-month periods ended September 30, 2019 and 2018 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	September 30, 2019			September 30, 2018
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit on consolidated interim statements of comprehensive income	~~W~~	1,239,266	310,726	1,395,215	580,484
Add
Other income
Reversal of other provisions		1,331	3,517	649	2,126
Gains on government grants		62	201	66	211
Gains on assets contributed		20	2,791	3,735	4,153
Gains on liabilities exempted		119	838	164	7,185
Compensation and reparations revenue		80,860	119,524	19,997	62,751
Revenue from research contracts		1,952	4,529	2,667	5,511
Rental income		47,150	141,201	45,199	138,537
Others		15,026	45,076	8,797	39,449
Other gains
Gains on disposal of property, plant and equipment		6,578	35,765	64,769	91,132
Gains on disposal of intangible assets		109	206	8	11
Gains on foreign currency translation		42,953	11,108	17,128	12,925
Gains on foreign currency transaction		13,129	30,295	9,883	33,089
Gains on insurance proceeds		4,199	4,212	—	—
Others		46,870	157,106	38,787	145,605
Deduct
Other expenses
Compensation and reparations expense		(19)	(96)	(2,329)	(21,617)
Accretion expenses of other provisions		(2,601)	(2,984)	(64)	(254)
Depreciation expenses on investment properties		(380)	(4,671)	(209)	(717)
Depreciation expenses on idle assets		(1,634)	(4,906)	(1,637)	(4,911)
Other bad debt expense		(1,585)	(7,281)	7,976	(3,477)
Donations		(14,239)	(41,802)	(14,480)	(33,438)
Others		(7,108)	(16,964)	(10,169)	(54,020)
Other losses
Losses on disposal of property, plant and equipment		(16,540)	(43,287)	(14,474)	(27,874)
Losses on disposal of intangible assets		(28)	(28)	(18)	(23)
Losses on impairment of property, plant and equipment		(7,467)	(37,152)	—	(701,317)
Losses on impairment of intangible assets		(451,823)	(513,519)	—	—
Losses on foreign currency translation		—	(8,669)	(2,164)	(5,150)
Losses on foreign currency transaction		(14,609)	(43,524)	(18,608)	(51,981)
Others		(37,510)	(75,328)	(12,248)	(44,623)

Adjusted operating profit	~~W~~	944,081	66,884	1,538,640	173,767